

09046231



PHOSPHAGENICS

File Reference no. 82-34939

31 March 2009

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET, N.W.
WASHINGTON DC 20549
USA

SUPPL

Dear Sirs

re : **Phosphagenics Limited ("PPGNY")**
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy for all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investment Commission ("ASIC") since and including 1 January to 31 March 2009.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the June 2009 quarter.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission usa 31 12 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
11 Duerdin Street, Clayton Victoria 3168 Australia
Telephone: +61 3 9565 1119 Facsimile: +61 3 9565 1151
Web : www.phosphagenics.com Email : info@phosphagenics.com

Date	Headline
06/01/2009	Insulin Trial on Type 1 Diabetic Patients Completed
28/01/2009	Acquired Intangible Asset Valuation Review
18/02/2009	Appendix 4E Preliminary Final Report inc Financial Report
20/02/2009	Appointment COO and VP R D and Change Principal Office
24/02/2009	Successful Completion Phase 1 Diclofenac Study
05/03/2009	Becoming a substantial holder



PHOSPHAGENICS

6th January 2009

Insulin Trial on Type 1 Diabetic Patients Completed

Human trial demonstrates ability to safely deliver insulin into patients with Type 1 diabetes.

Phosphagenics Limited (ASX: POH; OTCQX: PPGNY) has completed its transdermal insulin human trial which demonstrated that its TPM/insulin formulation safely delivered insulin into patients with Type 1 diabetes.

The protocols were designed to meet the primary end point of evaluating the glucose lowering efficacy of transdermal insulin in patients with Type 1 diabetes and the secondary end point of safety and tolerability. The clinical results met both end points.

Assistant Professor William Hsu of the Joslin Diabetes Centre, Harvard Medical School, Boston, and medical scientific advisor to the company, said: "Phosphagenics has shown that its TPM/insulin formulation has the ability to deliver insulin into patients with Type 1 diabetes. I believe that the results of this trial are extremely encouraging and further development should be pursued by the company."

This is the first time ever that insulin has been delivered transdermally to patients with Type 1 diabetes without the use of a device. Prior to embarking on the extensive research required to optimise its insulin formulation, Phosphagenics decided to conduct a trial to establish the viability of its current formulation to deliver insulin across the skin and into the systemic circulation of Type 1 diabetic patients.

In the next stage of its insulin development program, Phosphagenics will optimise its TPM/insulin formulation and this research, using a diabetic animal model, has already commenced with very promising results. Additionally the company will conduct a market research study among clinicians to determine the best form for the final commercial product. This may take the form of a gel, a patch, a spray or other device.

Dr Esra Ogru, Executive Vice President of Research and Development at Phosphagenics, said: "Once the optimised formulation has been incorporated into the final product and tested in animals, Phosphagenics will return to the clinic to conduct a dose ranging trial on humans with a superior product that will be in the final commercial form."

"The current study, designed to be a small scale proof of concept trial in Type 1 diabetic patients, did not contain a control arm and therefore was not powered to provide statistical measurements. However the TPM/insulin formulation reduced glucose levels in the majority of patients" said Dr Ogru.

"This, together with the results of our initial research optimising our formulation gives us great confidence in achieving our commercial objective of delivering insulin transdermally to treat diabetes. Diabetes is a difficult disease to treat because of its variability. However there exists a large unmet need for products that can deliver insulin to patients in a non invasive manner and the potential value of such products is substantial."

Ends...

About Phosphagenics' Transdermal Carrier Technology
Phosphagenics' patented transdermal carrier technology (TPM) utilises natural dermal transport mechanisms to rapidly transport small and large molecules across the skin without disrupting or damaging its surface.

The Company believes that the key advantages of this delivery system includes the fact that it possesses anti-inflammatory and anti-erythema properties, thus minimising skin irritation, and has the ability to provide a sustained systemic delivery of a wide range of drugs – ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) – from a single application. Additionally, the TPM delivery technology can be cost-effectively manufactured in a wide range of presentations (e.g. gel, paste, liquid and powder) adding value to existing pharmaceuticals.

Phosphagenics' TPM/insulin research is funded in part by a Commercial Ready Grant from the Australian Government through AusIndustry.

About Diabetes
Diabetes is an illness that occurs when the body does not produce or properly use the hormone insulin.

Insulin, which is produced in the pancreas, enables muscles and other tissues to absorb and utilise glucose (a form of sugar) as the body's energy source.

When individuals have diabetes, either their pancreas does not produce the insulin they need or their body cannot use its own insulin effectively. As a result, people with diabetes do not use enough of the glucose in the food they eat. This leads to the amount of glucose in the blood increasing, a condition referred to as "high blood sugar" or "hyperglycaemia". High levels of glucose in the blood can lead to medical complications.

The International Diabetes Foundation (IDF) estimates that direct and indirect healthcare costs associated with diabetes exceed $US153 billion globally. IDF believes that some costs are preventable through disease control and management that decreases the longer term costs of complications, such as blindness and vision impairment, cardiovascular disease and kidney failure. At present there is no cure for diabetes.

The world pharmaceutical market for diabetes is estimated to be worth more than $US18 billion per annum and growing.

About Phosphagenics Limited

Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement

This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9565 1193

Dr Esra Ogru
Phosphagenics Limited
Executive Vice President of Research and Development
+61 3 9565 1142

U.S. Investor and Media Contacts:
Brian Ritchie
FD
+1 212 850 5683


PHOSPHAGENICS

28th January 2009

Company Announcement

Acquired Intangible Asset Valuation Review

Phosphagenics Limited ("Phosphagenics" or "the Company") (ASX: POH; OTCQX: PPGNY) today announced the outcome of its annual review of the carrying values of the acquired patent assets and goodwill. These carrying values arose on the 31st December 2004, when the Company acquired all of the outstanding shares in Vital Health Sciences Pty Ltd ("VHS").

Australian Accounting Standards require companies to annually compare the carrying value of any acquired intangible assets to their recoverable amount. An independent valuer is engaged every year by Phosphagenics to assess the recoverable amount of the intangible assets and provide a written report to the Directors. In making their determination, Directors must also consider external sources of information, such as the carrying value compared to the market capitalisation of the Company.

In the current economic climate, the Company's Directors have decided to apply a conservative approach to valuing the recoverable amounts of the acquired patent assets and goodwill.

Consequently, the Directors have decided to decrease the carrying value of the acquired patent assets from the December 2007 value of $123.0 million, to $53.7 million. Goodwill of $34.3 million will be fully written down. Phosphagenics net asset position will therefore closely reflect its market capitalisation of $51.1 million at 31 December 2008. The decrease in asset values has no cash impact on the Company.

Mr Harry Rosen, Managing Director said, "most biotechnology companies carry little, if any value for patents and goodwill in their balance sheet. The carrying value of Phosphagenics' intangible assets arose out of its acquisition of VHS". He said, "the acquired patent assets would normally be amortised against profits in future years once significant revenues are generated from those assets".

Ends...

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement
This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Alister Hodges
Phosphagenics Limited
CFO
+61 3 9565 1157

U.S. Investor and Media Contacts:
Brian Ritchie
FD
+1 212 850 5683



PHOSPHAGENICS

17 February 2009

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir/Madam

re : Phosphagenics Limited

APPENDIX 4E REPORT
AND FINANCIAL REPORT FOR YEAR ENDED 31 DECEMBER 2008

Attached for release to the market are the consolidated Appendix 4E Report and Financial Report for Phosphagenics Limited and its controlled entities for the year ended 31 December 2008.

The consolidated operating loss for the period before the impairment of acquired intangible assets and goodwill after income tax expenses was $8.4 million, a decrease from $8.8 million in 2007.

As previously announced, the Company booked non-cash impairment charges relating to acquired patent assets of $69.3 million and goodwill of $34.2 million. For further details refer to the attached Appendix 4E Directors' Report, Financial Statements and Notes.

At the end of December 2008, the Company held $12.9 million in cash and cash equivalents after successfully raising $9 million during the period by way of a share placement. This was 21% above the amount held at December 2007 of $10.7 million.

Yours faithfully
Phosphagenics Limited

Mourice R Garbutt
Company Secretary
p\asx\appendix 4e report – 31 12 08

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
11 Duerdin Street, Clayton Victoria 3168 Australia
Telephone: +61 3 9565 1157 Facsimile: +61 3 9605 5928
Web page: www.phosphagenics.com Email: info@phosphagenics.com

RECEIVED
2009 APR 16 P 3:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PHOSPHAGENICS LIMITED

(A.B.N. 32 056 482 403)

APPENDIX 4E

PRELIMINARY FINAL REPORT FOR THE PERIOD ENDED ON 31 DECEMBER 2008

TABLE OF CONTENTS

1. **Title page**
2. **Highlights of Results & Dividends**
   Incorporating the Appendix 4E Report
3. **Financial Statements**
   Incorporating the Financial Report containing

   Directors' Report
   Auditors Independence Declaration
   Corporate Governance Statement
   Income Statement
   Balance Sheet
   Cash Flow Statement
   Statement of Changes in Equity
   Notes to the Financial Statements
   Directors' Declaration
   Independent Audit Report
4. **Audit Update/ Alert**

Section 2: HIGHLIGHTS OF RESULTS & DIVIDENDS

Incorporating the Appendix 4E Report

Rule 4.3

Appendix 4E

Preliminary final report
Period ending on or after 31 December 2008

Introduced 1/1/2003. Origin: Appendix 4B

Name of entity

Phosphagenics Limited

The following information must be given to ASX under listing rule 4.3.

1.

ABN or equivalent company reference	Year ended: current period	previous corresponding period
32 056 482 403	31 December 2008	31 December 2007

Results for announcement to the market

				$A'000
2.1 Revenues from ordinary activities	down	25.26%	to	3,252
2.2 Profit (loss) from activities before impairment of acquired intangible assets and goodwill and after tax attributable to members	down	4.63%	to	(8,435)
2.3 Profit (loss) from activities after tax attributable to members	up	931.28%	to	(91,206)
2.4 Net profit (loss) for the period attributable to members	up	931.28%	to	(91,206)

2.4 Dividends (distributions)	Amount per security	Franked amount per security
Final dividend Interim dividend In Specie Dividend	-¢ -¢ -¢	-¢ -¢ -¢
Previous corresponding period: Final dividend Interim dividend In Specie Dividend	-¢	-¢

2.5 Record date for determining entitlements to the dividend	N/A

2.6 Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood.

At the end of December 2008, the company held $12.9 million in cash and cash equivalents after successfully raising $9 million by way of a share placement. This was 21% above the amount held at December 2007 of $10.7 million.

Revenues for the year of $3.2 million were down 25% from $4.4 million in 2007 due mainly to a decline in royalties received by its nutraceutical division.

The operating loss before the impairment of acquired intangible assets and goodwill after income tax expense was $8.4 million, a decrease from $8.8 million in 2007. As previously announced, the Company booked impairment charges relating to acquired patent assets of $69.3 million and goodwill of $34.3 million. For further details refer to the attached Directors' Report, Financial Statements and notes.

During the year Phosphagenics centralised its research and development, business development and administrative activities into one premises. The company expanded its international operations with the appointment of Fred Banti as its US based Senior Vice President and Chief Business Officer.

A number of R&D milestones were achieved in 2008 and Phosphagenics now has five products in various clinical development:

- transdermal insulin
- topical retinoic acid
- topical diclofenac
- oral Phospha E®
- topical lidocaine

Looking Forward

In addition to progressing its insulin development with a success trial on type 1 diabetic patients, completing recruitment of the Phospha E® (Nestle) trial, lidocaine and retinoic acid clinical trials in 2008, Phosphagenics is developing a number of other products utilising its targeted, localised delivery technology, including multiple anti-inflammatory and analgesic compounds.

The aim for these new products is to use the precision and efficiency of Phosphagenics patented drug delivery technology, TPM, to enhance the safe delivery of approved topical drugs to a localised site of action, while minimising exposure of the active to the systemic circulation – applying the same technology as used in the recently announced topical lidocaine clinical trial.

Clinical trials have clearly shown that the TPM technology can be used to safely deliver actives into the blood or the dermis without causing irritation or erythema. In 2009, TPM technology will also be used to deliver nutraceuticals and personal care products.

The Company will be further developing the pharmaceutical programs by advancing the Lidocaine and Diclofenac programs. Upon the completion of these programs regulatory submissions will be made to the US FDA with the aim of registering these new products in the USA.

Phosphagenics will continue to work with world-leading collaborative partners, such as Assistant Professor William Hsu from the Joslin Diabetes Centre, Harvard Medical School, U.S., Professor Thomas Rades from the University of Otago, NZ, and Nestlé Nutrition, Vevey, Switzerland.

Note: The information required by item 2 must be placed at the beginning of the report. The other information may be presented in whatever way is the most clear and helpful to users, eg combined with the body of the report, combined with notes to the accounts, or set out separately.

3. A statement of financial performance together with notes to the statement, prepared in compliance with AASB 1018 or the equivalent foreign accounting standard:

Attached Income Statement

4. A statement of financial position together with notes to the statement. The statement may be condensed but must report as line items each significant class of asset, liability, and equity element with appropriate sub-totals:

Attached Balance Sheet

5. A statement of cash flows together with notes to the statement. The statement of cash flows may be condensed but must report as line items each significant form of cash flow and comply with the disclosure requirements of AASB 1026 Statement of Cash Flows, or for foreign entities, the equivalent foreign accounting standard:

Attached Statement of Cash Flows

6. Details of individual and total dividends or distributions and dividend or distribution payments. The details must include the date on which each dividend or distribution is payable, and (if known) the amount per security of foreign sourced dividend or distribution:

Dividend or distribution payments:	**Amount**	**Date on which each dividend or distribution is payable**	**Amount per security of foreign sourced dividend or distribution (if known)**
N/A			

+ See chapter 19 for defined terms.

7. Details of any dividend or distribution reinvestment plans in operation and the last date for the receipt of an election notice for participation in any dividend or distribution reinvestment plan:

N/A

8. A statement of retained earnings showing movements:

	Current period $A'000	**Previous corresponding period $A'000**
Retained profits (accumulated losses) at the beginning of the financial period	(56,042)	(47,198)
Net profit (loss) attributable to members	(91,206)	(8,844)
Net transfers from (to) reserves	-	-
Net effect of changes in accounting policies	-	-
Dividends and other equity distributions paid or payable	-	-
Retained profits (accumulated losses) at end of financial period	**(147,248)**	**(56,042)**

9. Net tangible assets per security with the comparative figure for the previous corresponding period.

	Current period	**Previous corresponding Period**
Net tangible assets per security	2.1 cents	2.2 cents

+ See chapter 19 for defined terms.

10. Details of entities over which control has been gained or lost during the period:

10.1 Name of the entity.	N/A
10.2 The date of the gain or loss of control.	N/A

	Current period	Previous corresponding period
10.3 Where material to an understanding of the report – the contribution of such entities to the reporting entity's profit from ordinary activities during the period and the profit or loss of such entities during the whole of the previous corresponding period.	N/A	N/A

11. Details of associates and joint venture entities including the name of the associate or joint venture entity and details of the reporting entity's percentage holding in each of these entities and – where material to an understanding of the report - aggregate share of profits (losses) of these entities, details of contributions to net profit for each of these entities, and with comparative figures for each of these disclosures for the previous corresponding period.

Name of entity	% Holding	Aggregate Share of profit (losses)		Contribution to net profit	
		Current period $'000	Previous corresponding Period $'000	Current period $'000	Previous corresponding Period $'000
Vital Health Sciences Pty Ltd	100	N/A	N/A	(6,594)	(5,544)
Phosphagenics Inc	100	N/A	N/A	(221)	N/A

12. Any other significant information needed by an investor to make an informed assessment of the entity's financial performance and financial position:

N/A

+ See chapter 19 for defined terms.

13. For foreign entities, which set of accounting standards is used in compiling the report (e.g. International Accounting Standards).

International Financial Reporting Standards

14. A commentary on the results for the period. The commentary must be sufficient for the user to be able to compare the information presented with equivalent information for previous periods. The commentary must include any significant information needed by an investor to make an informed assessment of the entity's activities and results, which would include but not be limited to discussion of the following:

14.1 The earnings per security and the nature of any dilution aspects:

Basic earnings per share (14.21) cents (2007: (1.47)) Diluted earnings per share (14.21) cents (2007: (1.47))

14.2 Returns to shareholders including distributions and buy backs:

N/A

14.3 Significant features of operating performance:

N/A

14.4 The results of segments that are significant to an understanding of the business as a whole:

Refer to financial statements

14.5 A discussion of trends in performance:

N/A

+ See chapter 19 for defined terms.

14.6 Any other factors which have affected the results in the period or which are likely to affect results in the future, including those where the effect could not be quantified:

Refer "Future Developments" and "Subsequent Events" in the attached Directors Report.

15. A statement as to whether the report is based on accounts which have been audited or subject to review, are in the process of being audited or reviewed, or have not yet been audited or reviewed.

The accounts of the Company have been audited.

Note: If the +accounts have been audited or subject to review, the audit report should be provided with the report.

16. If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

N/A

17. For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification.

N/A

Note: The audit report or review must be provided as part of the report.

Signed by Company Secretary:

Name: Mourice Garbutt

Date: 16 February 2009

+ See chapter 19 for defined terms.

Section 3: FINANCIAL STATEMENTS

Financial Report incorporating:

Directors' Report

Auditors Independence Declaration

Corporate Governance Statement

Income Statement

Balance Sheet

Cash Flow Statement

Statement of Changes in Equity

Notes to the Financial Statements

Directors' Declaration

Independent Audit Report


Phosphagenics Limited

ABN 32 056 482 403

Annual Financial Report

for the year ended 31 December 2008

Contents

Directors' Report	**2**
Auditors Independence Declaration	**15**
Corporate Governance Statement	**16**
Income Statement	**24**
Balance Sheet	**25**
Cash Flow Statement	**26**
Statement of Changes in Equity	**27**
Notes to the Financial Statements	**28**
Directors' Declaration	**56**
Independent Audit Report	**57**

Directors' Report

The Directors of Phosphagenics Limited submit herewith the annual financial report of the company for the financial year ended 31 December 2008. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS

The names and particulars of the Directors of the company during or since the end of the financial year are:

ASSOCIATE PROFESSOR ANDREW LANCELOT VIZARD (AGED 50 YEARS) BVSC (HONS) MVPM
NON EXECUTIVE INDEPENDENT DIRECTOR SINCE JULY 1999 AND CHAIRMAN SINCE OCTOBER 2000
LAST RE-ELECTED MAY 2007

With a background in research and agricultural consultancy, Professor Vizard is the Senior Consultant with and former Director of the Mackinnon Project at the University of Melbourne. This enterprise is recognized as a leader in delivering practical advice to farmer and agribusiness on a wide range of agricultural and economic issues. Professor Vizard is the author of over fifty scientific papers.

Professor Vizard has formally been a board member of numerous statutory, scientific and commercial organisations. He is currently a Non-Executive Director of Ridley Corporation Ltd and Animal Health Australia Ltd, a Trustee of the Australian Wool Education Trust and a member of the Management Advisory Committee for Melbourne Water.

Professor Vizard is a member of the Company's Audit, Compliance and Corporate Governance Committee.

HARRY ROSEN (AGED 61 YEARS) BA , LLB
EXECUTIVE DIRECTOR APPOINTED TO THE BOARD IN JUNE 1999
APPOINTED MANAGING DIRECTOR DECEMBER 2005
LAST RE-ELECTED MAY 2004*

Mr Rosen is one of the founders of Betatene Limited and Denehurst Limited, two formerly ASX listed companies which commercialised significant research and development. Betatene is the world's largest producer of natural beta carotene. After the purchase of Betatene Limited by Henkel Corporation, Mr Rosen served as Vice President, Corporate Development. As a Vice President of Henkel Corporation, he worked for a number of years in the U.S. in the nutrition and health care industries.

Mr Rosen has consulted to many technology companies assisting them with the commercialisation of new technologies. He has had significant experience in the areas of seed capital raising, stock exchange listings, taxation and corporate law. Mr Rosen graduated from the Australian National University (BA-Psychology) and Melbourne University (LLB).

* As Managing Director Mr Rosen is not required to retire by rotation.

JONATHAN LANCELOT ADDISON (AGED 56 YEARS) BEC (TAS), ASIC, CFTP (SNR)
NON EXECUTIVE DIRECTOR SINCE NOVEMBER 2002
LAST RE-ELECTED MAY 2008

Mr Addison has over 30 years in the investment management industry, including wide experience in superannuation. Currently he is the Investment Manager (formerly Fund Manager) of the Meat Industry Employee Superannuation Fund ("MIESF") whom he joined in June 1999 and where he is responsible for the investment management of MIESF.

MIESF, a self-administered industry superannuation fund established in 1981 which operates nationally, currently holds 21,800,000 shares in Phosphagenics Limited.

Prior to his appointment to MIESF, Mr Addison was a Director and Asset Consultant within the Corporate Finance section of PricewaterhouseCoopers and in this role was responsible for establishing an investment consulting practice with clients ranging from superannuation funds to insurance funds and funds managers. Prior to that, he was Manager Investment Consultant at Sedgwick Noble Lowndes.

Directors' Report (continued)

Mr Addison also holds Non-Executive Directorships with Austcorp Group Limited , Austcorp Funds management Limited, African Enterprise Limited, African Enterprises New Zealand Limited, Hawksbridge Limited, Global Masters Fund Limited and TPCG Limited.

Mr Addison is the Chairman of the Company's Audit, Compliance and Corporate Governance Committee.

PROFESSOR JOHN MILLS (AGED 68 YEARS) BS (HONS), MD, FACP, FRACP
NON-EXECUTIVE INDEPENDENT DIRECTOR SINCE MARCH 2004
LAST RE-ELECTED MAY 2007

Professor Mills has a long and distinguished career in medical research, clinical medicine and biomedical business. In addition to his position as a Non-Executive Director of Phosphagenics, he is Executive Chairman of Cavidi AB, Executive Director of TissuePath Pty Ltd, a Non-Executive Director of GBS Venture Partners Pty Ltd. He was previously a Non-Executive Director (1995-2003) and Chairman (2001-2) of AMRAD Corporation; a Non-Executive Director of Narhex Life Sciences Limited (2001-5) and Managing Director from 2005 to December 2007. He is also a Non-Executive Director of the Prostate Cancer Foundation of Australia and Chair of the PCFA Research Committee. He holds professional appointments at Monash University, the University of California, San Francisco and RMIT, and is a consulting physician at the Alfred and Austin Hospitals in Melbourne.

Professor Mills has published over two hundred scientific articles and has served as a consultant to the pharmaceutical industry and governments, the World Health Organization and the United Nations.

Professor Mills is a member of the Company's Audit, Compliance and Corporate Governance Committee.

MICHAEL RICHARD DWYER ASHTON (AGED 62 YEARS) BPHARM, MBA
NON-EXECUTIVE DIRECTOR APPOINTED TO THE BOARD ON 8 JULY 2008

Mr Ashton has more than thirty years' experience in the international pharmaceutical industry having held senior management positions with Merck Inc. and Pfizer Inc., and executive board positions with Faulding Inc. and SkyePharma Plc.

Mr Ashton was CEO and Director of SkyePharma Plc., initially he was responsible for the re-organisation of SkyePharma AG as a public enterprise (1997 – 1998). In 1998 he took over responsibility of the operations of the SkyePharma Plc. group and re-organised the international structure in Europe and the U.S. and the world wide Business Development Group.

Earlier Mr Ashton was Chairman, President and CEO of Faulding Inc., the U.S. subsidiary he opened for FH Faulding, Australia's largest pharmaceutical company, and CEO of Purepac Inc. During that time, he supervised the start-up of David Bull in the U.S. and Canada and oversaw restructuring of Purepac Inc., into a leader of the U.S. generic pharmaceutical industry.

In addition, Mr Ashton served with Pfizer International for fourteen years in various roles, which included Director of Pharmaceutical Business Development for Europe/Canada, Vice President of Pharmaceutical Development for Africa/Middle East, Pharmaceutical Business Director of Nigeria and Group Product Manager for the International Division in New York.

Mr Ashton previously applied his pharmacist background to various management positions during six years at Merck Sharp and Dohme in Sydney and the U.S.

Mr Ashton is a member of the Boards of Hikma Pharmaceuticals Plc, Proximagen Neuroscience Plc and Transition Therapeutics Inc.

Mr Ashton holds a Bachelor of Pharmacy degree from Sydney University and a Masters in Business Administration from Rutger University, New Jersey, USA.

Directors' Report (continued)

DR ESRA OGRU (AGED 33 YEARS) BSC (HONS) PHD
EXECUTIVE DIRECTOR RESEARCH & DEVELOPMENT SINCE OCTOBER 2005
LAST RE-ELECTED MAY 2006

Dr Ogru is responsible for the co-ordination and management of pre-clinical, clinical and development research and manufacturing in Australia and internationally. She achieves this through leadership of a team of experienced pharmaceutical scientists and chemists and strategic collaborations.

In this role, Dr Ogru has developed commercial opportunities for both the Company's nutraceutical division and pharmaceutical technologies, such as transdermal drug delivery and drug enhancement platforms for cancer, heart disease and chronic pain management.

Dr Ogru has many years experience in both the academic and commercial aspects of the industry and has publications in peer-reviewed journals. Prior to joining Phosphagenics in 2001, Dr Ogru carried out significant research on obesity and diabetes. Additionally she has considerable experience in the management and coordination of pre-clinical and clinical development of pharmaceutical products.

FORMER DIRECTORS:

MICHAEL DAVID PRESTON (AGED 62 YEARS) MA, FCA
NON-EXECUTIVE DIRECTOR FOR THE PERIOD NOVEMBER 2004 TO 23 MAY 2008
LAST RE-ELECTED MAY 2005

Mr Preston is a principal partner and founder of Alberdale & Co., an FSA-regulated corporate finance and business advisory firm based in London with offices in the U.S. Alberdale specialises in media, technology and life sciences and manages a high technology venture capital fund concentrating in life sciences. Mr Preston was previously a founder of Sterling Publishing Group Plc, a business publishing company that was publicly listed in London in 1985. He was also a founder of the Broad Street Group Plc, a marketing services company that was publicly listed in London in 1986 and eventually acquired by the French group BDDP. Mr Preston has extensive experience as a financial and strategic adviser to many growing companies in the UK and U.S. He is a Fellow of the Institute of Chartered Accountants in England and Wales and shares his time between New York and London.

As announced at the Annual General Meeting ("AGM") of shareholders in May 2008 Mr Preston, in view of the growing demands on his time from his UK & U.S. business activities, did not seek re-election at the AGM held on 23 May 2008 and, as a consequence, automatically ceased to be a director of the Company at the conclusion of that meeting.

Directors' Report (continued)

Unless directed otherwise, all Directors held their position as a Director throughout the entire financial year and up to the date of this report.

DIRECTORSHIPS OF OTHER LISTED COMPANIES

Directorships of other listed companies held by Directors in the three years immediately before the end of the financial year are as follows:

NAME	COMPANY	PERIOD OF DIRECTORSHIP
Prof. Andrew Vizard	Ridley Corporation Limited	Since 29 January 2001
Prof. John Mills	Narhex Life Sciences Limited	10 April 2001 to 17 December 2007
Jonathon Addison	Global Masters Fund Limited	Since 19 April 2005

COMPANY SECRETARY

Mourice Garbutt FCIS, Honorary Justice of the Peace in Victoria

Mr Garbutt, through his professional corporate secretarial and compliance service company, provides secretarial, clerical and corporate governance support to client companies in Australia many of which are listed on the ASX Limited. Fees are charged on normal commercial terms.

PRINCIPAL ACTIVITIES

The principle activities of the Company are the production, sale and licensing of products for the nutraceutical and pharmaceutical industries.

REVIEW OF OPERATIONS

At the end of December 2008, the company held $12.9 million in cash and cash equivalents after successfully raising $9 million by way of a share placement. This was 21% above the amount held at December 2007 of $10.7 million.

Revenues for the year of $3.2 million were down 25% from $4.4 million in 2007 due mainly to a decline in royalties received by its nutraceutical division.

The operating loss before the impairment of acquired intangible assets and goodwill and after income tax expense was $8.4 million, a decrease from $8.8 million in 2007. As previously announced, the Company booked impairment charges relating to acquired patent assets of $69.3 million and goodwill of $34.3 million. For further details refer to the attached Directors' Report, Financial Statements and notes.

During the year Phosphagenics centralised its research and development, business development and administrative activities into one premises. The company expanded its international operations with the appointment of Fred Banti as its US based Senior Vice President and Chief Business Officer.

A number of R&D milestones were achieved in 2008. Phosphagenics now has six clinical stage products; transdermal insulin and oxycodone, topical lidocaine, diclofenac retinoic acid and oral Phospha E®

Directors' Report (continued)

FUTURE DEVELOPMENTS

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

ENVIRONMENTAL REGULATIONS

The principal activities of the Company are not subject to any particular or significant environmental regulations.

DIVIDENDS

The Directors have not recommended the payment of any dividends and no dividends were declared, paid or reinvested in the year to 31 December 2008.

SHARE OPTIONS

Share options convertible to ordinary shares on issue at 31 December 2008

Issuing entity	Australian stock exchange listed	shares under option No.	Class of shares	Exercise price $	Expiry date
Phosphagenics Ltd	quoted	59,630,948	Ordinary	$0.20	07 June 2009
Phosphagenics Ltd	unquoted	1,000,000	Ordinary	$0.22	18 Aug 2010
Phosphagenics Ltd	unquoted	500,000	Ordinary	$0.24	28 Mar 2011
Phosphagenics Ltd	unquoted	1,800,000	Ordinary	$0.24	22 May 2011
Phosphagenics Ltd	unquoted	100,000	Ordinary	$0.36	28 Aug 2011
Phosphagenics Ltd	unquoted	1,400,000	Ordinary	$0.26	06 June 2012
Phosphagenics Ltd	unquoted	3,050,000	Ordinary	$0.15	17 Aug 2013
Phosphagenics Ltd	unquoted	2,000,000	Ordinary	$0.13	30 June 2018
Totals		**69,480,948**			

The holders of share options do not have voting rights or ability to participate in any share or rights issue. Since the end of the financial year no options have been exercised.

Options quoted on the Australian Stock Exchange were issued as part of the original subscriptions for shares in Phosphagenics Ltd. These options are exercisable at $0.20 each at any date up to 07th June 2009.

INDEMNIFICATION OF OFFICERS AND AUDITORS

During the year, the Company paid a premium in respect of a contract insuring its Directors and Officers against a liability, other than a wilful breach of duty, of a nature that is required to be disclosed under section 300(8) of the Corporations Act 2001. In accordance with section 300(9) of the Corporations Act 2001, further details have not been disclosed due to confidentiality provisions contained in the insurance contract.

Directors' Report (continued)

DIRECTORS' MEETINGS

The number of meetings of directors (including meetings of committees of directors) held during the year and the number of meetings attended by each director were as follows:

Directors	Board of Directors		Share Allotment committee		Audit, Compliance and Corporate Governance committee	
	Held	Attended	Held	Attended	Held	Attended
Non-executive directors						
Vizard, A L	8	8	-	-	5	2
Addison, J L	8	8	-	-	5	5
Mills, J	8	8	-	-	5	5
Preston, M D[1]	4	3	-	-	5	-
Ashton, M R D[2]	4	4	-	-	5	-
Executive directors						
Rosen, H	8	8	-	-	5	-
Ogru, E[3]	8	6	-	-	5	-

1. Mr M.D. Preston resigned on 23rd May 2008.
2. Mr M.R.D. Ashton was appointed to the board on 08th July 2008.
3. Dr E. Ogru was granted leave of absence whilst on maternity leave.

Committee Membership

For all committees, any two Directors constitutes a quorum. All Directors are eligible to sit on the Share Allotment Committee. The audit, compliance and corporate governance committee comprises of J L Addison (chairman), J Mills and A L Vizard.

Directors Shareholdings

During the reporting period, and up to the date of this report, no shares, debentures, rights or options in shares or debentures of the company or a related body corporate were issued by the company to Directors. Changes in entitlements during this period as reported to the ASX Limited include by way of share and option transactions are;

Directors	2008 Shares	2008 Options
Non-executive directors		
Vizard, A L	123,411	1,200,000
Addison, J L	19,000	-
Mills, J	476,667	-
Preston, M D	-	-
Ashton, M R D	100,000	-
Executive directors		
Rosen, H	64,226,436	5,050,000
Ogru, E	5,711,610	-
Totals	**70,657,124**	**6,250,000**

There has been no movement in Directors' entitlements to options during the reporting period. All options held by Directors are exercisable at $0.20 cents each at any date up to 07th June 2009. Options held by Directors of the entity and its subsidiaries were acquired as part of the original subscriptions for shares in Phosphagenics Limited in 1999.

Directors' Report (continued)

REMUNERATION REPORT (AUDITED)

This remuneration report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report, key management personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company.

Details of Key Management Personnel	Position
Non-executive directors	
Vizard, A L	Chairman and Independent Director
Addison, J L	Independent Director
Mills, J	Independent Director
Preston, M D	Director (resigned 23 May 2008)
Ashton, M R D	Independent Director (commenced 8 July 2008)
Executive directors	
Rosen, H	Managing Director
Ogru, E	Executive Director Research and Development
Key management personnel	
Banti, F	Vice President (commenced 19 May 2008)
Hodges, A	Chief Financial Officer (commenced 16 January 2008)
McSwiggan, M	Investor Relations Manager
West, S M	Director – Vital Health Services Pty Ltd
Chilton, M	Financial Controller (retired 28 February 2008)
Karanikolopoulos, K	Business Development (resigned 30 April 2008)

Remuneration Committee

The remuneration committee, part of the audit, compliance and corporate governance committee, is responsible for determining and reviewing remuneration arrangements for the directors and executives. The remuneration committee assesses the appropriateness of the nature and amount of remuneration of executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality, high performing director and executive team.

Remuneration philosophy and structure

The performance of the Company depends upon the quality of its directors and executives. Attempts to prosper include attracting, motivating and retaining highly skilled directors and executives. The broad remuneration philosophy is to ensure a remuneration package properly reflects the person's duties and responsibilities and that remuneration is competitive in attracting, retaining and motivating people of the highest quality.

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non executive director remuneration

Objective
The board seeks to set aggregate remuneration at a level that provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost that is acceptable to shareholders.

Directors' Report (continued)

Structure
The constitution and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting. The latest determination was at the annual general meeting held on 29 January 2004 when shareholders approved an aggregate remuneration of $300,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the fee structure is reviewed annually. The board considers advice from external consultants as well as the fees paid to non-executive directors of comparable companies when undertaking the annual review process.

Each non-executive director receives a base fee of $38,000 for being a director of the Group.

The non-executive directors do not receive retirement benefits, nor do they participate in any incentive programs. The remuneration of non-executive directors for the period ending 31 December 2008 and 31 December 2007 is detailed in the tables within this report.

Executive remuneration

Objective
The Group aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities so as to align the interests of executives with those of shareholders and ensure total remuneration is competitive by market standards.

Structure
In determining the level and make-up of executive remuneration, the board engages external consultants as needed to provide independent advice. The process consists of a review of company and individual performance, relevant comparative remuneration in the market and internally, and where appropriate, external advice on policies and practices.

Remuneration packages contain the following key elements:

- Fixed remuneration (base salary, superannuation and non-monetary benefits).
- Variable remuneration long term incentive (options issued under the Employee Share Option Plan (ESOP))

Fixed remuneration

Objective
Fixed remuneration is reviewed annually by the board of directors. The process consists of a review of company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices. As noted above, the committee has access to external advice independent of management.

Structure
Executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group. Apart from termination benefits which accrue under statute such as unpaid annual leave, long service leave and superannuation benefits, there are no post employment retirement benefits.

Variable remuneration long term incentive plan

Objective
The objective of the long term incentive plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth. As such, long term incentive plan grants are only made to executives who are able to influence the generation of shareholder wealth and thus have an impact on the Group's performance.

Directors' Report (continued)

Structure
The long term incentive plan grants to executives are delivered in the form of share options under the Employee Share Option Plan (ESOP). The share options will vest over differing periods depending on the offer conditions, with no opportunity to retest. Executives are able to exercise the share options after vesting and before the options lapse.

Where a participant ceases employment prior to the vesting of their share options, the share options are forfeited unless cessation of employment is due to retirement or death. In the event of a change of control of the Group, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

The Groups current remuneration policies provide some degree of linkage between an executive's variable long term incentive remuneration and the overall financial performance of the Group. However, given the position of the Group and its stage of development, the remuneration is aimed at retaining key individuals to ensure the success of current and future product development and successful commercialisation of products, which will in turn impact future profitability of the Group and shareholder wealth.

Employment contracts

No executives have fixed term contracts with the Group. The company or the executive may terminate employment by providing four weeks written notice. On termination, any long term incentive plan (ESOP) options that have vested are available to be exercised. Any options that have not yet vested will be forfeited. The company may terminate employment at any time without notice if serious misconduct has occurred. Where termination with cause occurs the executive is only entitled to that portion of remuneration that is fixed, and only up to the date of termination. On termination with cause any unvested options will immediately be forfeited.

Options granted during the year to key management personnel

Key management personnel	Granted No.	Grant Date	Fair value ($)	Exercise price ($)	Vested No.	Expiry Date
Banti F [1]	2,000,000	01 July 2008	$0.096	$0.13	500,000	30 June 2018
Hodges A [2]	300,000	18 August 2008	$0.053	$0.15	-	17 August 2013
McSwiggan M [3]	100,000	18 August 2008	$0.053	$0.15	-	17 August 2013
Garbutt M [3]	50,000	18 August 2008	$0.053	$0.15	-	17 August 2013
Totals	**2,450,000**				**500,000**	

1. vest in tranches of 500,000 at six monthly intervals from 18 November 2008
2. vest 18 February 2009
3. vest 18 August 2009

All share options issued during the reporting period were in accordance with the provisions of the Employee Share Option Plan (ESOP), ten percent have vested and none were forfeited.

Remuneration of key management personnel

Aggregates	2008 Consolidated $	2008 Parent $	2007 Consolidated $	2007 Parent $
Short-Term	1,128,691	1,128,691	1,168,274	1,168,274
Post-Employment	120,077	120,077	158,814	158,814
Share Based Payment	212,812	212,812	83,021	83,021
Totals	**1,461,580**	**1,461,580**	**1,410,109**	**1,410,109**

Directors' Report (continued)

Remuneration of key management personnel (continued)

2008	Short – Term $	Post-Employ-ment $	Share Based Payment $	Total $	Performance Related %	Consisting of options %
Non-executive directors						
Vizard, A L	69,725	6,275	-	76,000	-	-
Addison, J L	34,862	3,138	-	38,000	-	-
Mills, J	34,862	3,138	-	38,000	-	-
Preston, M D	25,333	-	-	25,333	-	-
Ashton, M R D	18,841	-	-	18,841	-	-
Executive directors						
Rosen, H	277,293	24,866	-	302,159	-	-
Ogru, E	212,422	19,118	-	231,540	-	-
Key management personnel						
Banti, F	176,413	-	191,463	367,876	-	52.0
Hodges, A	122,324	31,009	16,012	169,345	-	10.0
McSwiggan, M	86,000	7,740	5,337	99,077	-	6.0
West, S M	-	-	-	-	-	-
Chilton, M	19,884	20,227	-	40,111	-	-
Karanikolopoulos, K	50,732	4,566	-	55,298	-	-
Totals	**1,128,691**	**120,077**	**212,812**	**1,461,580**	-	-

2007	Short – Term $	Post-Employ-ment $	Share Based Payment $	Total $	Performance Related %	Consisting of options %
Non-executive directors						
Vizard, A L	69,725	6,275	-	76,000	-	-
Addison, J L	34,862	3,138	-	38,000	-	-
Mills, J	33,245	18,092	-	51,337	-	-
Preston, M D	110,278	-	-	110,278	-	-
Executive directors						
Rosen, H	286,294	23,876	-	310,170	-	-
Ogru, E	249,711	9,649	-	259,360	-	-
Key management personnel						
Butler, B R	-	21,250	-	21,250	-	-
McSwiggan, M	67,667	6,000	14,091	87,758	-	16.0
Chilton M	78,000	35,360	42,272	155,632	-	28.0
West, S M	100,000	-	-	100,000	-	-
Karanikolopoulos, K	116,679	10,321	18,110	145,110	-	13.0
Gimesy, D	21,813	24,853	8,548	55,214	-	16.0
Sub-total	**1,168,274**	**158,814**	**83,021**	**1,410,109**	-	-

Directors' Report (continued)

Option holdings of key management personnel

2008	01 Jan 08 Balance No.	Granted as remuneration No.	Options Exercised No.	Net other change No.	31 Dec 08 Balance No.	Vested No.	Not Vested No.
Non Executive Directors							
Vizard, A.L	1,200,000	-	-	-	1,200,000	1,200,000	-
Addison, J.L	-	-	-	-	-	-	-
Mills, J	-	-	-	-	-	-	-
Preston, M.D	-	-	-	-	-	-	-
Ashton, M R D	-	-	-	-	-	-	-
Executive Directors							
Rosen, H	5,050,000	-	-	-	5,050,000	5,050,000	-
Ogru, E	-	-	-	-	-	-	-
Key Management Personnel							
Banti, F	-	2,000,000	-	-	2,000,000	500,000	1,500,000
Hodges, A	-	300,000	-	-	300,000	-	300,000
McSwiggan, M	200,000	100,000	-	-	300,000	200,000	100,000
West, S.M	2,675,000	-	-	-	2,675,000	2,675,000	-
Chilton, M	500,000	-	-	-	500,000	500,000	-
Karanikolopoulos, K	400,000	-	-	(400,000)	-	-	-
Totals	**10,025,000**	**2,400,000**	**-**	**(400,000)**	**12,025,000**	**10,125,000**	**1,900,000**

2007	01 Jan 07 Balance No.	Granted as remuneration No.	Options Exercised No.	Net other change No.	31 Dec 07 Balance No.	Vested No.	Not Vested No.
Non Executive Directors							
Addison, J.L	-	-	-	-	-	-	-
Mills, J	-	-	-	-	-	-	-
Preston, M.D	-	-	-	-	-	-	-
Vizard, A.L	1,200,000	-	-	-	1,200,000	1,200,000	-
Executive Directors							
Rosen, H	5,050,000	-	-	-	5,050,000	5,050,000	-
Ogru, E	-	-	-	-	-	-	-
Key Management Personnel							
Bennett, M	-	200,000	-	-	200,000	100,000	100,000
West, S.M	2,675,000	-	-	-	2,675,000	2,675,000	-
Chilton, M	200,000	300,000	-	-	500,000	500,000	-
Karanikolopoulos, K	400,000	-	-	-	400,000	300,000	100,000
Gimesy, D	200,000	-	-	(100,000)	100,000	100,000	-
Totals	**9,725,000**	**500,000**	**-**	**(100,000)**	**10,125,000**	**9,925,000**	**200,000**

All options held by directors of the parent and its subsidiaries are exercisable at $0.20 cents each at any date up to 07th June 2009. Options held by directors of the parent and its subsidiaries were acquired as part of the original subscriptions for shares in Phosphagenics Limited in 1999. Subsequently, all options granted to key management personnel have been issued in accordance with the provisions of the Employee Share Option Plan (ESOP).

Directors' Report (continued)

Shareholdings of Key Management Personnel

2008	01 Jan 08 Balance No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	31 Dec 08 Balance No.
Non Executive Directors					
Vizard, A.L	123,411	-	-	-	123,411
Addison, J.L	19,000	-	-	-	19,000
Mills, J	302,667	-	-	174,000	476,667
Preston, M.D	2,172,659	-	-	(2,172,659)	-
Ashton, M R D	-	-	-	100,000	100,000
Executive Directors					
Rosen, H	64,176,436	-	-	50,000	64,226,436
Ogru, E	5,711,610	-	-	-	5,711,610
Key Management Personnel					
Banti, F	-	-	-	-	-
Hodges, A	-	-	-	52,420	52,420
McSwiggan, M	20,000	-	-	7,500	27,500
West, S.M	50,242,658	-	-	-	50,242,658
Chilton, M	100,000	-	-	(100,000)	-
Karanikolopoulos, K	-	-	-	-	-
Totals	**122,868,441**	-	-	**(1,888,739)**	**120,979,702**

2007	01 Jan 07 Balance No.	Granted as remuneration No.	Received on exercise of options No.	Net other change No.	31 Dec 07 Balance No.
Non Executive Directors					
Vizard, A.L	123,411	-	-	-	123,411
Addison, J.L	4,000	-	-	15,000	19,000
Mills, J	225,667	-	-	77,000	302,667
Preston, M.D	2,372,659	-	-	(200,000)	2,172,659
Executive Directors					
Rosen, H	75,201,137	-	-	(11,024,701)	64,176,436
Ogru, E	5,711,610	-	-	-	5,711,610
Key Management Personnel					
McSwiggan, M	-	-	-	20,000	20,000
West, S.M	53,367,143	-	-	(3,124,485)	50,242,658
Chilton, M	150,000	-	-	(50,000)	100,000
Karanikolopoulos, K	-	-	-	-	-
Totals	**137,155,627**	-	-	**(14,287,186)**	**122,868,441**

As announced in October 2006 Mr Rosen had been appointed as sole director of Glencan Pty Ltd a Trustee company holding 11,120,994 ordinary fully paid shares in Phosphagenics Limited in trust for the underlying beneficiaries. In May 2007 Mr Rosen announced that in its capacity as Trustee, Glencan Pty Ltd had distributed the 11,120,994 shares to the beneficiaries. As noted, Mr Rosen was not a beneficiary under the Trust.

Directors' Report (continued)

NON-AUDIT SERVICES

The Directors are satisfied that the provision of non-audit services, during the year, by the auditor (or by another person or firm on the auditor's behalf) is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. Details of amounts paid or payable to the auditor for non-audit services provided during the year by the auditor are outlined in note 6 to the financial statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 15 of the financial report.

CHANGES IN STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

ROUNDING OF AMOUNTS

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the Directors' report and the financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.



Andrew Lancelot Vizard
Chairman

16 February 2009
Melbourne



Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Auditor's Independence Declaration to the Directors of Phosphagenics Limited

In relation to our audit of the financial report of Phosphagenics Limited for the financial year ended 31 December 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Don Brumley
Partner
17th February 2009

Corporate Governance Statement

CORPORATE GOVERNANCE PRACTICES AND CONDUCT

The board of directors of Phosphagenics Limited is responsible for establishing the corporate governance framework of the Group having regard to the ASX Corporate Governance Council (CGC) published guidelines as well as its corporate governance principles and recommendations. The board guides and monitors the business and affairs of Phosphagenics Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The table below summarises the Company's compliance with the CGS's recommendations.

	Recommendation	Comply Yes/No	Reference/explanation	ASX Listing Rule/ Recommendation
	Principle 1 - Lay solid foundations for management and oversight			
1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Yes	Page 18	*ASX LR 1.1*
1.2	Companies should disclose the process for evaluating the performance of senior executives.	Yes	Page 20	*ASX LR 1.2*
1.3	Companies should provide the information indicated in the guide to reporting on Principle 1.	Yes		*ASX LR 1.3*
	Principle 2 - Structure the board to add value			
2.1	A majority of the board should be independent directors.	Yes	Page 18	*ASX LR 2.1*
2.2	The chair should be an independent director.	Yes	Page 18	*ASX LR 2.2*
2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Yes	Page 18	*ASX LR 2.3*
2.4	The board should establish a nomination committee.	No	Page 19	*ASX LR 2.4*
2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors.	Yes	Page 8, 20	*ASX LR 2.5*
2.6	Companies should provide the information indicated in the guide to reporting on Principle 2.	Yes		*ASX LR 2.6*
	Principle 3 - Promote ethical and responsible decision-making			
3.1	Companies should establish a code of conduct and disclose the code or a summary of the code as to: _ The practices necessary to maintain confidence in the company's integrity. _ The practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders. _ The responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	Yes	Website	*ASX LR 3.1*
3.2	Companies should establish a policy concerning trading in company securities by directors, senior executives and employees, and disclose the policy or a summary of that policy.	Yes	Page 20	*ASX LR 3.2*
3.3	Companies should provide the information indicated in the guide to reporting on Principle 3	Yes		*ASX LR 3.3*
	Principle 4 - Safeguard integrity in financial reporting			
4.1	The board should establish an audit committee.	Yes	Page 20	*ASX LR 4.1*
4.2	The audit committee should be structured so that it:	Yes	Page 20	*ASX LR 4.2* *ASX LR 12.7*

	Consists only of non-executive directors Has at least three members _Consists of a majority of independent directors _ Is chaired by an independent chair, who is not chair of the board			
4.3	The audit committee should have a formal charter.	No	Page 20	ASX LR 4.3
4.4	Companies should provide the information indicated in the Guide to reporting on Principle 4.	No		ASX LR 4.4
	Principle 5 - Make timely and balanced disclosure			
5.1	Companies should establish written policies designed to ensure compliance with ASX listing rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.	Yes	Page 20	ASX LR 5.1
5.2	Companies should provide the information indicated in the guide to reporting on Principle 5.	No		ASX LR 5.2
	Principle 6 - Respect the rights of shareholders			
6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Yes	Page 22	ASX LR 6.1
6.2	Companies should provide the information indicated in the guide to reporting on Principle 6.	Yes		ASX LR 6.2
	Principle 7 - Recognise and manage risk			
7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Yes	Page 21	ASX LR 7.1
7.2	The board should require management to design and implement the risk management and internal control system to manage the company's material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company's management of its material business risks	Yes	Page 20 & 20	ASX LR 7.2
7.3	The board should disclose whether it has received assurance from the chief executive officer [or equivalent) and the chief financial officer [or equivalent] that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Yes	Page 22	ASX LR 7.3
7.4	Companies should provide the information indicated in the guide to reporting on Principle 7.	Yes		ASX LR 7.4
	Principle 8 – Remunerate fairly and responsibly			
8.1	The board should establish a remuneration committee.	Yes	Page 22	ASX LR 8.1
8.2	Companies should clearly distinguish the structure of nonexecutive directors' remuneration from that of executive directors and senior executives.	Yes	Page 8 & 22	ASX LR 8.2
8.3	Companies should provide the information indicated in the Guide to reporting on Principle 8.	Yes		ASX LR 8.3

Corporate Governance Statement (continued)

Phosphagenics Limited's corporate governance practices were in place throughout the year ended 31 December 2008.

Board functions

The board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks. To ensure that the board is well equipped to discharge its responsibilities it has established guidelines for the nomination and selection of directors and for the operation of the board. The responsibility for the operation and administration of the Group is delegated, by the board, to the MD and the executive management team. The board ensures that this team is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the Managing Director and the executive management team. Whilst at all times the board retains full responsibility for guiding and monitoring the Group, in discharging its stewardship it makes use of sub-committees. Specialist committees are able to focus on a particular responsibility and provide informed feedback to the board. To this end the board has established the Share Allotment and Audit, Compliance and Corporate Governance Committees.

The Directors in office at the date of this statement, their skills, experience, expertise and period of directorship are detailed in the Directors' Report. In respect of the attendance at Board and Committee Meetings, shareholders are referred to the table of Meeting Attendance contained on page 7.

Structure of the Board

The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report are included in the directors' report. Directors of Phosphagenics Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the Group and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal to or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors that point to the actual ability of the director in question to shape the direction of the Group's loyalty.

In accordance with the definition of independence above, and the materiality thresholds set, the following directors of Phosphagenics Limited are considered to have the following status:

Name	Position and status	Term in Office
Non-executive directors		
Vizard, A L	Chairman and Independent Director	9.5 years
Addison, J L	Independent Director	6 years
Mills, J	Independent Director	4.5 years
Preston, M D	Director (resigned 23 May 2008)	3.5 years
Ashton, M R D	Independent Director (commenced 8 July 2008)	6 months
Executive directors		
Rosen, H	Managing Director	9.5 years
Ogru, E	Executive Director Research and Development	3 years

The board recognises the Corporate Governance Council's recommendation that the Chair should be an independent director.

Corporate Governance Statement (continued)

Composition of the Board

The Company's Constitution provides for the appointment of a minimum of three Directors and up to a maximum of eight. At the date of this report, the Company has six Directors comprising two Executive and four Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

In December 2007 the Board of Directors undertook a review of the status of each Director and reached the opinion that each Director, apart from Mr Rosen and Dr Ogru, could be classified as a Non-Executive Director. In addition, this assessment has concluded Prof. A Vizard, Prof. J. Mills and Mr Addison qualified as Independent Directors. Mr Preston was not considered to be independent Director as he provided consulting services to the Group. Mr Ashton who joined the board in July 2008 is considered a Non-Executive Independent Director.

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, Board composition and selection criteria for Directors are addressed by the full Board. Accordingly, a Nomination and Membership Committee has not been established.

The Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors. The Constitution also provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all Directors.

Corporate Governance Statement (continued)

Composition of the Board

The Company's Constitution provides for the appointment of a minimum of three Directors and up to a maximum of eight. At the date of this report, the Company has six Directors comprising two Executive and four Non-Executive Directors. The Chairman of the Board and the Chairman of the Board's Committees' are Non-Executive Directors.

In December 2007 the Board of Directors undertook a review of the status of each Director and reached the opinion that each Director, apart from Mr Rosen and Dr Ogru, could be classified as a Non-Executive Director. In addition, this assessment has concluded Prof. A Vizard, Prof. J. Mills and Mr Addison qualified as Independent Directors. Mr Preston was not considered to be independent Director as he provided consulting services to the Group. Mr Ashton who joined the board in July 2008 is considered a Non-Executive Independent Director.

Board Responsibilities

The responsibility for the operation and administration of the Company is delegated by the Board to the specifically identified outsourced service providers. The Board ensures that this team of service providers is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess their performance.

The Board is responsible for ensuring that management's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the establishment of specific committees referred in this statement, these mechanisms include the following:

- Implementation of operating plans and budgets by management and Board monitoring of progress against budget – this includes the establishment and monitoring of key performance indicators (both financial and non-financial) for all significant business processes;
- Procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the company's expense;
- The review and approval of acquisitions and disposals of businesses and assets, and the approval of contracts and financing arrangements within defined limits; and
- The appointment of an outsourced service provider, which is responsible for managing the Company's public image and communication with shareholders.

In conjunction with an ongoing review of the Board Charter, the Board will consider its responsibilities and delegated authorities to ensure they comply with best practice corporate governance.

Nomination and Membership

Subject to the provisions of the Company's Constitution, Board composition and selection criteria for Directors are addressed by the full Board. Accordingly, a Nomination and Membership Committee has not been established.

The Constitution provides for events whereby Directors may be removed from the Board. Similarly shareholders have the ability to nominate, appoint and remove Directors. The Constitution also provides for the regular rotation of Directors, which ensures that Directors seek re-election by shareholders at least once every three years.

Independent Professional Advice

Directors, in carrying out their duties as Directors or as members of Board Committees, may, after prior consultation with the Chairman, seek independent professional advice at the expense of the Company. If appropriate, such advice will be available to all Directors.

Corporate Governance Statement (continued)

Timely and Balanced Disclosure

The Board of Directors has established written policies and procedures designed to ensure compliance and at each meeting of the Board of Directors and specifically monitors the Company's activities and disclosures. On average there are between six and ten Board meetings a year. The Board of Directors has endorsed the principles of best corporate governance practice as set out by the Council.

Performance

The performance of the board and key executives is reviewed periodically against both measurable and qualitative indicators. The performance criteria against which directors and executives are assessed are aligned with the financial and non-financial objectives of Phosphagenics Limited.

Trading Policy

Under the Company's Securities Trading Policy, an executive or director must not trade in any securities of the Company at any time when they are in possession of unpublished, price-sensitive information in relation to those securities. The Directors are permitted to deal in securities in which they have a relevant interest without restriction for any period other than the last day in each half or full year reporting period until two business days after the release to the ASX of the announcements by the Company of its full year or half year results. Directors are required to wait at least two business days after the release of any market sensitive announcement by the Company so that the market has had time to absorb the information.

As required by the ASX listing rules, the Company notifies the ASX of any transaction conducted by directors in the securities of the Company.

Board of Directors and its Committees

The Board of Directors is responsible for the overall governance of the Company inclusive of its strategic development and the direction and the control of operations of the Company. Whilst the Board retains overall responsibility, it has established certain committees to assist in carrying out its responsibilities. Such committees include the audit, compliance and corporate governance committee and the share allotment committee.

Audit, Compliance and Corporate Governance Committee

It is the board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators.

The board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the audit, compliance and corporate governance committee. The committee also provides the board with additional assurance regarding the reliability of financial information. A charter is being prepared for approval by the board.

The committee, as at the date of this statement, comprises three Non-Executive Independent Directors; Mr J Addison (Chairman), Prof. A Vizard and Prof. J Mills. The Company's Auditors are invited to attend meetings and to participate in committee discussions. The Group CFO and Company Secretary attend committee meetings.

Corporate Governance Statement (continued)

The duties of the Committee include:

- The review of the Audit Programme and all matters relevant to the financial affairs of the Company's activities together with the production of Statutory Financial Reports inclusive of the Reports and Declarations by Directors.
- To review and advise on procedures in place to record the Company's activities and to ensure the safety of the Company's records and assets.
- To review Internal Control Procedures and the Auditor's Management letter.
- To review the half-yearly and yearly reports to the ASX Limited together with a review of the scope and quality of the annual statutory audit and the half-year audit review.
- To monitor Compliance with the provisions of the Corporations Act 2001, Australian Securities and Investment Commission guidelines and practice notes, ASX Listing Rules, taxation requirements and all regulatory bodies.
- Carry out the functions of the Remuneration Committee.
- Group Risk management

Share Allotment Committee

Any two Directors will constitute a quorum for this committee, which deals with the allotment of new shares or grant or exercise of options.

Internal Control Framework and Ethical Standards

The Board of Directors seeks to identify the expectations of shareholders as well as other regulatory and ethical expectations and obligations.

These matters are undertaken by the full Board together with the audit, compliance and corporate governance committee. In respect of the ethical standards, the full Board regularly discusses the maintenance by the Company of appropriate ethical standards in line with the Council's recommendations.

Risk

The board acknowledges the Revised Supplementary Guidance to Principle 7 issued by the ASX in June 2008 and has continued its proactive approach to risk management. The identification and effective management of risk, including calculated risk-taking is viewed as an essential part of the company's approach to creating long-term shareholder value.

In recognition of this, the Board determines the company's risk profile and is responsible for overseeing and approving risk management strategy. The audit, compliance and corporate governance committee reviews policies, internal compliance and internal control.

The audit, compliance and corporate governance committee oversees the assessment of the effectiveness of risk management and internal compliance and control. The tasks of undertaking and assessing risk management and internal control effectiveness are delegated to management through the Managing Director and Chief Financial Officer, including responsibility for the day to day design and implementation of the company's risk management and internal control system.

Management reports to the audit, compliance and corporate governance committee on the company's key risks and the extent to which it believes these risks are being adequately managed. The reporting on risk by management is a standing agenda item at monthly Board meetings.

Corporate Governance Statement (continued)

Business Risk

The main areas of business risk, which are considered on an ongoing basis by the Board are;

- Failure to develop commercial products from the company's research and development
- Ability to raise capital or generate free cash flow to fund future research and development activities
- Failure to market the company's products
- General economic factors including those affecting interest and exchange rates
- Changes in Corporations and Taxation Law

CEO and CFO certification

In accordance with section 295A of the Corporations Act, the Managing Director and Chief Financial Officer have provided a written statement to the board that:

- Their view provided on the Company's financial report is founded on a sound system of risk management and internal compliance and control which implements the financial policies adopted by the board
- The Company's risk management and internal compliance and control system is operating effectively in all material respects

The board agrees with the views of the ASX on this matter and notes that due to its nature, internal control assurance from the Managing Director and Chief Financial Officer can only be reasonable rather than absolute. This is due to such factors as the need for judgement, the use of testing on a sample basis, the inherent limitations in internal control and because much of the evidence available is persuasive rather than conclusive and therefore is not and cannot be designed to detect all weaknesses in control procedures. In response to this, internal control questions are required to be completed by the key management personnel of all significant business units, including finance managers, in support of these written statements.

Remuneration

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves, the Managing Director and executive team. A Compensation (Remuneration) Committee has not been separately established, rather the function is performed by the Audit, Compliance and Corporate Governance Committee.

It is the Company's objective to provide maximum stakeholder benefit from the retention of a high quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. For a full discussion of the Company's remuneration philosophy and framework and the remuneration received by directors and executives in the current period please refer to the remuneration report, which is contained within the directors' report.

Shareholder communication policy

Phosphagenics's objective is to promote effective communication with its shareholders at all times. Phosphagenics Limited is committed to:

- Ensuring that shareholders and the financial markets are provided with full and timely information about Phosphagenics's activities in a balanced and understandable way.
- Complying with continuous disclosure obligations contained in applicable the ASX listing rules and the Corporations Act in Australia.
- Communicating effectively with its shareholders and making it easier for shareholders to communicate with Phosphagenics Limited.

Corporate Governance Statement (continued)

To promote effective communication with share holders and encourage effective participation at general meetings, information is communicated to shareholders:

- Through the release of information to the market via the ASX
- Through the distribution of the annual report and Notices of Annual General Meeting
- Through shareholder meetings and investor relations presentations
- Through letters and other forms of communications directly to shareholders
- By posting relevant information on Phosphagenics website www.phosphagenics.com.

The Company's website www.phosphagenics.com has a dedicated Investor Relations section for the purpose of publishing all important company information and relevant announcements made to the market. The Company has also established an e-mail directory for the direct distribution of announcements made to the ASX.

The external auditors are required to attend the Annual General Meeting and are available to answer any shareholder questions about the conduction of the audit and preparation of the audit report.

Annual Reports are provided to all share and option holders who have elected to receive the Report.

At the meetings of shareholders, Directors are subject to questioning by shareholders about the Directors' stewardship of the Company's affairs and it is shareholders who ultimately vote upon the financial statements and reports, the election of Directors, appointment of Auditors and any matters of Special Business.

Signed in accordance with a resolution of the Directors.



Andrew Lancelot Vizard
Chairman

16 February 2009
Melbourne

Income Statement

FOR THE YEAR ENDED 31 DECEMBER 2008		CONSOLIDATED		PARENT	
	Note	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Revenue					
Sale of Goods		446	228	-	-
Income from Government Grants		1,354	1,076	-	-
Royalties		539	2,014	-	-
Finance revenue		913	1,033	867	830
Total Revenue		3,252	4,351	867	830
Cost of sales		(115)	(59)	-	-
Gross profit		3,137	4,292	867	830
Other income	3a	821	368	821	429
Occupancy and communications expenses		(245)	(193)	(131)	(121)
Consulting and professional expenses		(934)	(1,395)	(612)	(1,165)
Administration expenses		(3,426)	(2,230)	(2,023)	(2,010)
Research expenses		(6,389)	(8,446)	-	(380)
Impairment of acquired intangible assets		(69,300)	-	-	-
Impairment of investment in subsidiary		-	-	(69,300)	-
Impairment of goodwill		(34,261)	-	-	-
Other expenses	3b	(1,399)	(1,240)	(543)	(883)
Loss before income tax expense		(111,996)	(8,844)	(70,921)	(3,300)
Income tax benefit	4	20,790	-	-	-
Loss attributable to members of the parent entity		(91,206)	(8,844)	(70,921)	(3,300)
Loss per share:					
Basic (cents per share)	17	(14.21)	(1.47)	(11.05)	(0.55)
Diluted (cents per share)	17	(14.21)	(1.47)	(11.05)	(0.55)

The above Income Statement should be read in conjunction with the accompanying notes

Balance Sheet

AS AT 31 DECEMBER 2008	Note	CONSOLIDATED 2008 $'000	CONSOLIDATED 2007 $'000	PARENT 2008 $'000	PARENT 2007 $'000
CURRENT ASSETS					
Cash and cash equivalents	22a	12,896	10,715	12,097	9,299
Trade and other receivables	7	232	1,577	122	203
Inventories	8	212	15	-	-
Prepayments		170	64	170	64
TOTAL CURRENT ASSETS		13,510	12,371	12,389	9,566
NON-CURRENT ASSETS					
Other receivables	7	-	-	18,656	14,090
Investment in subsidiary	9	-	-	27,111	96,411
Property, plant and equipment	10	1,761	1,902	119	117
Goodwill	11	-	34,261	-	-
Intangible assets	12	53,918	122,987	-	2
TOTAL NON-CURRENT ASSETS		55,679	159,150	45,886	110,620
TOTAL ASSETS		69,189	171,521	58,275	120,186
CURRENT LIABILITIES					
Trade and other payables	13	1,432	818	372	368
Provisions	14	76	23	76	20
TOTAL CURRENT LIABILITIES		1,508	841	448	388
NON-CURRENT LIABILITES					
Deferred tax liability	4	16,128	36,918	-	-
TOTAL NON-CURRENT LIABILITIES		16,128	36,918	-	-
TOTAL LIABILITIES		17,636	37,759	448	388
NET ASSETS		51,553	133,762	57,827	119,798
EQUITY					
Contributed Equity	15	170,316	161,544	170,316	161,544
Reserves	16	28,485	28,260	626	448
Retained losses		(147,248)	(56,042)	(113,115)	(42,194)
TOTAL EQUITY		51,553	133,762	57,827	119,798

The above balance sheet should be read in conjunction with the accompanying notes

Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2008	Note	CONSOLIDATED 2008 $'000	CONSOLIDATED 2007 $'000	PARENT 2008 $'000	PARENT 2007 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		3,803	2,521	984	253
Government grants received		1,489	1,183	-	-
Payments to suppliers and employees		(12,524)	(14,562)	(3,189)	(4,559)
Net cash used in operating activities	22(b)	(7,232)	(10,858)	(2,205)	(4,306)
CASH FLOWS FROM INVESTING ACTIVITIES					
Interest received		876	1,029	825	825
Purchase of property, plant and equipment		(235)	(816)	(30)	(82)
Purchase of other financial assets		-	-	-	(2,200)
Net cash provided by/(used in) investing activities		641	213	795	(1,457)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares	15	8,772	6,935	8,772	6,935
Loan to subsidiary		-	-	(4,565)	(6,150)
Net cash flows provided by/(used in) financing activities		8,772	6,935	4,207	785
Net increase in cash and cash equivalents		2,181	(3,710)	2,797	(4,978)
Cash and cash equivalents at the beginning of period		10,715	14,425	9,300	14,277
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	22(a)	12,896	10,715	12,097	9,299

The above cash flow statement should be read in conjunction with the accompanying notes

Statement of Changes in Equity

CONSOLIDATED	Contributed Equity $'000	Retained Losses $'000	Reserves $'000	Total $'000
At 1 January 2007	154,609	(47,198)	28,020	135,431
Loss for the year	-	(8,844)	-	(8,844)
Employee equity settled benefits	-	-	240	240
Issue of share capital	6,935	-	-	6,935
At 31 December 2007	161,544	(56,042)	28,260	133,762
Loss for the year	-	(91,206)	-	(91,206)
Foreign Exchange Translation			47	47
Employee equity settled benefits	-	-	178	178
Issue of shares	8,772	-	-	8,772
At 31 December 2008	170,316	(147,248)	28,485	51,553

PARENT	Contributed Equity $'000	Retained Losses $'000	Reserves $'000	Total $'000
At 1 January 2007	154,609	(38,894)	208	115,923
Loss for the year	-	(3,300)	-	(3,300)
Issue of share capital	6,935	-	-	6,935
Employee equity settled benefits	-	-	240	240
At 31 December 2007	161,544	(42,194)	448	119,798
Loss for the year	-	(70,921)	-	(70,921)
Employee equity settled benefits	-	-	178	178
Issue of shares	8,772	-	-	8,772
At 31 December 2008	170,316	(113,115)	626	57,827

Notes to the Financial Statements

YEAR ENDED 31 DECEMBER 2008

1. CORPORATE INFORMATION

The financial report of Phosphagenics Limited for the year ended 31 December 2008 was authorised for issue in accordance with a resolution of the Directors on 16th February 2009.

Phosphagenics Limited (the parent) is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange ("ASX").

The nature of the operations and principal activities of the Group are described in the directors' report.

The number of employees at 31 December 2008 is 24 (2007:6)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation of the financial report

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated.

(a) Statement of Compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b) New Accounting Standards and Interpretations

Adoption of new accounting standard

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 31 December 2008. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 8 and AASB 2007-3	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group's segment disclosures.	1 January 2009

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 101 (Revised) and AASB 2007-8	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	These amendments are only expected to affect the presentation of the Group's financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 January 2009
AASB 2008-1	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of 'vesting conditions', introducing the term 'non-vesting conditions' for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	The Group has share-based payment arrangements that may be affected by these amendments. However, the Group has not yet determined the extent of the impact, if any.	1 January 2009
AASB 2008-2	Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations arising on Liquidation	The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities.	1 January 2009	These amendments are not expected to have any impact on the Group's financial report as the Group does not have on issue or expect to issue any puttable financial instruments as defined by the amendments.	1 January 2009
AASB 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group's income statement.	1 January 2009

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into – to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree's net assets. This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired. The changes apply prospectively.	1 July 2009	The Group may enter into some business combinations during the next financial year and may therefore consider early adopting the revised standard. The Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.	1 January 2009
AASB 2008-3	Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127	Amending standard issued as a consequence of revisions to AASB 3 and AASB 127.	1 July 2009	Refer to AASB 3 (Revised) and AASB 127 (Revised) above.	1 January 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Basis of consolidation

The consolidated financial statements comprise the financial statements of Phosphagenics Limited and its subsidiaries as at 31 December each year ('the Group').

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Investments in subsidiaries held by Phosphagenics Limited are accounted for at cost in the separate financial statements of the parent entity less any impairment charges.

(d) Segment Reporting – refer note 19

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Significant accounting, judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Impairment of Goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangible assets with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit to which the goodwill is allocated. The assumptions used in this estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in notes 11 and 12.

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Binomial method taking into account the terms and conditions upon which the instruments were granted, as discussed in note 5. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities with the next annual reporting period but may impact expenses and equity.

Operating lease commitments

The Group has entered into commercial property leases for premises used for research and development, manufacturing and operating activities. The Group has classified the leases as operating leases as the lessor retains all of the risks and rewards of ownership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. This involves value in use calculations, which incorporate a number of key estimates and assumptions.

(f) Cash and cash equivalents – refer note 22(a)

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant rate of change in value.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

(g) Provisions and employee benefits – refer note 14

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee leave benefits

Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits long service and annual leave expected to be settled within twelve months of the reporting date are recognised in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Long service leave
The liability for long service leave is recognised and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

(h) Government grants

Government Grants are recognised in the income statement as grant revenue to offset the expenses they are intended to compensate.

(i) Income Tax and other taxes – refer note 4

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised:

- except where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the profit or loss.

(j) Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Goodwill and intangibles – refer notes 11 and 12

Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating unit(s) that is expected to benefit from the synergies of the combination. Phosphagenics is viewed as a single cash-generation unit.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Phosphagenics performs its impairment testing as at 31 December each year using a value in use, discounted cash flow methodology.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Impairment losses recognised for goodwill are not subsequently reversed.

Intangible assets acquired both separately and from a business combination

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure was incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective basis.

Research and Development costs

Research costs are expensed as they are incurred. An intangible asset arising from development expenditure on an internal project is recognised only when Phosphagenics can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

A summary of the policies applied to the Group's intangible assets is as follows:

Item	Patents	Development Costs
Useful Life	Finite	Finite
Amortisation method used	Amortised once significant revenues are generated over the remaining patent life on a straight-line basis	Amortised over the period of expected future benefit from the related project on a straight-line basis
Internally generated or acquired	Acquired	Internally generated
Impairment testing	Annually as at 31 December and more frequently when an indication of impairment exists	Annually as at 31 December for assets not yet available for use and more frequently when an indication of impairment exists. The amortisation method is reviewed at each financial year-end

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss when the asset is derecognised.

(l) Impairment of non- financial assets other than goodwill

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Group conducts an annual review of asset values, which is used as a source of information to assess for any indicators of impairment. External factors, such as changes in expected future processes, technology and economic conditions, are also monitored to assess for indicators of impairment. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(m) Trade and other payables – refer note 13

Trade payables and other payables are carried at amortised costs and are not discounted due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are not secured and are usually paid within 30 days of recognition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Share-based payment transactions – refer note 5

The Group provides benefits to its employees, including Key Management Personnel (KMP), in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). There is currently one plan in place to provide these benefits being the Employee Share Option Plan (ESOP), which provides benefits to key management personnel.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of Phosphagenics Limited (market conditions) if applicable. The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of:
(i) The grant date fair value of the award.
(ii) The current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period.
(iii) The expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding entry to equity.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

Options are considered anti-dilutive and therefore have not been included in the calculation of diluted earnings per share for 2007 and 2008, refer note 17.

(o) Leases – refer note 18

Leases where the lessor retains substantial risks and reward of ownership are classified as operating leases.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

(p) Inventories – refer note 8

Inventories including raw materials, work in progress and finished goods are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw materials
Purchase cost on a first-in, first-out basis. The cost of purchase comprises the purchase price including, import duties and other taxes (other than those subsequently recoverable by the entity from the taxing authorities), transport, handling and other costs directly attributable to the acquisition of raw materials. Volume discounts and rebates are included in determining the cost of purchase.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Finished goods and work-in-progress
Cost of direct materials, labour and a proportion of variable and fixed manufacturing overheads based on normal operating capacity. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(q) Trade and other receivables – refer note 7

Trade receivables, which generally have thirty to sixty day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for impairment.

Collectability of trade receivables is reviewed on an ongoing basis. Individual debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than ninety days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

(r) Property, Plant and Equipment – refer note 10

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a diminishing value basis as follows:

Computer Equipment – 33% p.a.
Plant and equipment – 20% p.a.
Office Equipment - 20% p.a.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each reporting period. When no future economic benefits are expected to arise from the continued use of an item of property, plant and equipment, it is derecognised. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year the item is derecognised.

(s) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Revenue from the sale of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods and the costs in respect of the transaction can be reliably measured. Risks and rewards are considered passed to the buyer at the time of delivery of the goods to the customer.

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Interest income
Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset) to the net carrying amount of the financial asset.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(u) Foreign currency translation

Functional and presentation currency
Both the functional and presentation currency of Phosphagenics Limited and its Australian subsidiaries is Australian dollars ($). The United States subsidiaries functional currency is United States Dollars which is translated to the presentation currency.

Transactions and balances
Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Translation of Group Companies functional currency to presentation currency
The results of the United States subsidiary are translated into Australian Dollars as at the date of each transaction. Assets and liabilities are translated at exchange rates prevailing at balance date. Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.
On consolidation, exchange differences arising from the translation of the net investment in the United States subsidiary are taken to the foreign currency translation reserve. If the United States subsidiary were sold, the proportionate share of exchange differences would be transferred out of equity and recognised in the income statement.

(v) Earnings per share

Basic earnings per share is calculated as net loss attributable to members of the parent divided by the weighted average number of ordinary shares. Where the Group generates a loss attributable to members of the parent, basic and diluted earnings per share are the same as a loss attributable to members of the parent cannot be further diluted.

3. OTHER REVENUE AND EXPENSES

	CONSOLIDATED		PARENT	
	2008 $'000's	2007 $'000's	2008 $'000's	2007 $'000's
(a) Other Income				
Rental revenue	113	86	113	86
Other	708	282	708	343
Totals	**821**	**368**	**821**	**429**
(b) Other Expenses				
Net foreign exchange gains/(losses)	(1)	(116)	-	-
Depreciation	(376)	(163)	(28)	(19)
Amortisation	(482)	(26)	-	-
Operating lease rental expenses	(340)	(204)	(340)	(204)
Advertising	-	-	-	-
Travel	(159)	(541)	(151)	(525)
Other	(41)	(190)	(24)	(135)
Totals	**(1,399)**	**(1,240)**	**(543)**	**(883)**

4. INCOME TAXES

	CONSOLIDATED		PARENT	
	2008 $'000's	2007 $'000's	2008 $'000's	2007 $'000's
Major components of income tax expense for the years ended 31 December 2008 and 2007 are:				
Current income tax	-	-	-	-
Deferred income tax				
Relating to origination and reversal of temporary differences	(20,790)	-	-	-
Income tax expense recorded in income statement	(20,790)	-	-	-
The prima facie income tax expense/(benefit) on pre-tax accounting profit from operations reconciles to the income tax expense in the financial statements as follows:				
Accounting (loss) before income tax	(111,996)	(8,844)	(70,921)	(3,300)
Income tax expense calculated at 30% (2007: 30%)	(33,599)	(2,653)	(21,276)	(990)
Non-deductible expenses	10,702	121	21,213	76
Research & development deduction	(479)	(627)	-	(13)
Unused tax losses and tax offsets not recognised as deferred tax assets	2,586	3,159	63	927
Income tax benefit reported in income statement	(20,790)	-	-	-
Deferred tax liabilities comprise:				
Fair value adjustments on acquisition	16,128	36,918	-	-
	16,128	36,918	-	-
Unrecognised deferred tax balances				
The following deferred tax assets have not been brought to account as assets:				
Tax losses not recognised	12,802	9,349	2,766	2,280
Temporary differences not recognized	-	282	-	281
Totals	**12,802**	**9,631**	**2,766**	**2,561**

Tax consolidation

The company and its wholly-owned Australian resident entities have not formed a tax-consolidated group and are therefore taxed as separate entities.

5. SHARE BASED PAYMENTS

The Group provides benefits to service providers in the form of share-based payments. Employees render services in exchange rights over shares (equity-settled transactions). There is currently one plan in place to provide these benefits to employees, being the Employee Share Option Plan (ESOP). The ESOP is designed to align participants' interests with those of shareholders by increasing the value of the Company's shares. Share options carry no rights to dividends and no voting rights.

Options held by directors of the parent and its subsidiaries were acquired as part of the original subscriptions for shares in Phosphagenics Limited in 1999. Subsequently, all options granted to key management personnel have been issued in accordance with the provisions of the Employee Share Option Plan (ESOP).

Summary of options granted as share based payments

The following table illustrates the number (No.) and weighted average exercise prices (WAEP) of, and movements in, share options issued during the year under the provisions of the employee share option plan (ESOP):

Item	2008 Options No.	2008 WAEP $	2007 Options No.	2007 WAEP $
Outstanding at beginning of the financial year	5,600,000	$0.24	4,300,000	$0.24
Granted during the financial year	5,050,000	$0.14	1,400,000	$0.26
Forfeited during the financial year	(800,000)	$0.23	(100,000)	$0.36
Exercised during the financial year	-	-	-	-
Expired during the financial year	-	-	-	-
Outstanding at end of the financial year	**9,850,000**	**$0.19**	**5,600,000**	**$0.24**
Exercisable at end of the financial year	5,300,000	$0.23	4,700,000	$0.24

When a participant in the share based payment plan ceases employment prior to the vesting of their share options, the share options are forfeited unless cessation of employment is due to retirement or death. The value of options forfeited during the reporting period is $187,680 and the weighted average remaining contractual life is 2.8 years.

The outstanding balance as at 31 December 2008 is represented by:

Issuing entity	Australian stock exchange listed	shares under option No.	Class of shares	Exercise price $	Expiry date
Phosphagenics Ltd	unquoted	1,000,000	Ordinary	$0.22	18 Aug 2010
Phosphagenics Ltd	unquoted	500,000	Ordinary	$0.24	28 Mar 2011
Phosphagenics Ltd	unquoted	1,800,000	Ordinary	$0.24	22 May 2011
Phosphagenics Ltd	unquoted	100,000	Ordinary	$0.36	28 Aug 2011
Phosphagenics Ltd	unquoted	1,400,000	Ordinary	$0.26	06 June 2012
Phosphagenics Ltd	unquoted	3,050,000	Ordinary	$0.15	17 Aug 2013
Phosphagenics Ltd	unquoted	2,000,000	Ordinary	$0.13	30 June 2018
Totals		**9,850,000**			

Option pricing model

Share option fair values are calculated using a Binomial model. The options will be settled in ordinary shares of Phosphagenics Limited and vested options lapse if unexercised after the expiry date.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of Phosphagenics Limited.

5. SHARE BASED PAYMENTS (continued)

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

A service period was determined as the most appropriate criteria to attach to the options given Phosphagenics is still developing its products for commercialisation. There are no other service or performance criteria attached to share based payment options.

Model Inputs	2008 ESOP	2008 ESOP	2007 ESOP
Dividend yield %	0.00%	0.00%	0.00%
Expected volatility %	50%	40%	43%
Risk-free interest rate %	6.64%	6.64%	6.27%
Option life (years)	10 years	5 years	5 years
Option Exercise price $	$0.134	$0.15	$0.2637
Weighted Average Share price at measurement date	$0.105	$0.09	$0.2850

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur.
The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

6. REMUNERATION OF AUDITORS

	CONSOLIDATED		PARENT	
	2008 $	2007 $	2008 $	2007 $
Auditor of the parent entity				
Amounts received or due and receivable:				
Audit or review of the financial report	79,500	85,000	79,500	85,000
Other non audit services	3,400	8,000	3,400	8,000
Taxation services	16,500	34,499	16,500	34,499
Totals	**99,400**	**127,499**	**99,400**	**127,499**

The auditor of Phosphagenics Ltd and the Group is Ernst & Young.

7. TRADE AND OTHER RECEIVABLES

	CONSOLIDATED		PARENT	
Current	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Trade receivables	23	1,265	23	135
Allowance for impairment loss	-	-	-	-
	23	1,265	23	135
Interest receivable	-	36	-	36
Goods and services tax (GST) recoverable	209	276	99	32
Totals	**232**	**1,577**	**122**	**203**

Trade receivables are non interest bearing and are generally forty five day terms or as specified in contracts or agreements.

7. TRADE AND OTHER RECEIVABLES (continued)

Non Current	CONSOLIDATED 2008 $'000	CONSOLIDATED 2007 $'000	PARENT 2008 $'000	PARENT 2007 $'000
Loan to subsidiaries	-	-	18,656	14,090
Totals	**-**	**-**	**18,656**	**14,090**

Outstanding intercompany loans as at 31 December 2008 are viewed as an investment and therefore are non trading, non interest bearing and have no fixed terms of repayment.

Impairment
A provision for impairment is recognised when there is objective evidence (such as the probability of insolvency or significant financial difficulty of the debtor) that the Group may not be able to collect all the amounts due under the original terms of the invoice. Impaired debts are derecognised when they are assessed as uncollectible. No debts were impaired at 31 December 2008.

Period	Total	Neither past due or impaired	Past due but not impaired		
			30-60 days	60-90 days	90-120 days
	$'000	$'000	$'000	$'000	$'000
Consolidated					
31 December 2008	23	13	10	-	-
31 December 2007	1,265	1,226	18	-	21
Parent					
31 December 2008	23	13	10	-	-
31 December 2007	135	135	-	-	-

Credit risk and effective interest rates of current receivables are disclosed in notes 2 and 23.

8. INVENTORIES

	CONSOLIDATED 2008 $'000	CONSOLIDATED 2007 $'000	PARENT 2008 $'000	PARENT 2007 $'000
Raw materials:				
At cost	39	15	-	-
Finished goods:				
At cost	173	-	-	-
	212	15	-	-

9. INVESTMENT IN SUBSIDUARY

Shares in controlled entities	Interest	CONSOLIDATED 2008 $'000	CONSOLIDATED 2007 $'000	PARENT 2008 $'000	PARENT 2007 $'000
Vital Health Sciences Pty Ltd	100%	-	-	96,411	96,411
Provision for impairment		-	-	(69,300)	-
		-	-	27,111	96,411

The investment by the parent in Vital Health Sciences Pty Ltd was impaired during the reporting period resulting from the impairment of acquired intangible assets.

10. PROPERTY, PLANT AND EQUIPMENT

2008	CONSOLIDATED Plant and equipment at cost $'000	CONSOLIDATED Total $'000	PARENT Plant and equipment at cost $'000	PARENT Total $'000
Year ended 31 December 2008				
At 1 January 2008 net of accumulated depreciation and impairment	1,902	1,902	117	117
Additions	235	235	30	30
Depreciation charge for the year	(376)	(376)	(28)	(28)
At 31 December 2008, net of accumulated depreciation and impairment	1,761	1,761	119	119
At 31 December 2008				
Cost	2,538	2,538	309	309
Accumulated depreciation and impairment	(777)	(777)	(190)	(190)
Net carrying value	1,761	1,761	119	119

2007	CONSOLIDATED Plant and equipment at cost $'000	CONSOLIDATED Total $'000	PARENT Plant and equipment at cost $'000	PARENT Total $'000
Year ended 31 December 2007				
At 1 January 2007 net of accumulated depreciation and impairment	1,023	1,023	103	103
Additions	1,144	1,144	40	40
Disposals	(102)	(102)	(7)	(7)
Depreciation charge for the year	(163)	(163)	(19)	(19)
At 31 December 2007, net of accumulated depreciation and impairment	1,902	1,902	117	117
At 31 December 2007				
Cost	2,303	2,303	279	279
Accumulated depreciation and impairment	(401)	(401)	(162)	(162)
Net carrying value	1,902	1,902	117	117

11. GOODWILL

	CONSOLIDATED		PARENT	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Gross carrying amount				
Balance at beginning of financial year	34,261	34,261	-	-
Balance at end of financial year	34,261	34,261	-	-
Accumulated impairment losses				
Balance at beginning of financial year	-	-	-	-
Impairment losses for the year	34,261	-	-	-
Balance at end of financial year	34,261	-	-	-
Net carrying amount				
At the beginning of the financial year	34,261	34,261	-	-
At the end of the financial year	-	34,261	-	-

Allocation of goodwill to cash-generating units

The consolidated group is viewed for impairment testing purposes as a single cash generating unit.

Impairment Testing

The Group determines whether goodwill acquired through business combinations is impaired at least annually in December, or earlier where an indicator of impairment arises. This requires an estimation of the recoverable amount of the cash-generating unit to which goodwill is allocated. The recoverable amount of the cash generating unit to which goodwill relates has been determined by calculating the value in use, being the present value of future cash flows expected to be derived, excluding expansionary activities, finance costs and income tax.

Independent valuers Deloitte Touch Tohmatsu ("Deloitte") were engaged to calculate asset recoverable amounts (value in use) using discounted cash flow methodology. Applying sensitivity analysis to various input assumptions, the Deloitte report presents a range of asset recoverable amounts for consideration.

Key assumptions of the valuations include:
- management opinion on future cash flows on a product by product basis
- remaining residual life of acquired patents
- allocation of products' value to underlying patents
- probability adjustments (ranging from 0.225 to 1.00) to individual cash flows, reflecting various types of risks
- no terminal value

The sensitivity to changes in these assumptions lies in the timing of the cash flows. If the timing of these cash flows is extended beyond the near future it may result in the recoverable amount of the unit materially exceeding its carrying value.

The pre-tax discount rate used was between 18% - 22%, based on:
- the required rates of return on listed companies in a similar business
- the indicative rates of return required by suppliers of venture capital
- the Groups current level of financial gearing

For the year ended 31 December 2008 the Company's Directors have decided to apply a conservative approach to valuing the recoverable amounts of the acquired patent assets and goodwill.

Consequently, the Directors have decided to decrease the carrying value of the acquired patent assets from the December 2007 value of $123.0 million, to $53.7 million. In making their determination Directors review the Deloitte report and also consider external sources of information, such as the current economic climate and carrying value compared to the market capitalisation of the Company. The decrease in asset recoverable amounts resulted in an impairment of the cash generating unit and a decrease in goodwill of $34.3 million (2007: $Nil). The impairment is recognised as an expense and has no cash impact on the Company.

12. INTANGIBLE ASSETS

2008	CONSOLIDATED Intellectual Property $000	 Development costs $000	 Total $000
Balance at 1 January 2008 net of accumulated amortization and impairment	121,362	1,625	122,987
Additions	-	713	713
Provision for impairment	(69,300)	(466)	(69,766)
Amortisation	-	(16)	(16)
Balance at 31 December 2008 net of accumulated amortisation	52,062	1,856	53,918
At 1 January 2008			
Cost (Gross carrying amount)	121,362	1,825	123,187
Accumulated amortisation and impairment	-	(200)	(200)
Net carrying amount	121,362	1,625	122,987
At 31 December 2008			
Cost (Gross carrying amount)	121,362	2,340	123,702
Accumulated amortisation and impairment	(69,300)	(484)	(69,784)
Net carrying amount	52,062	1,856	53,918
Net book value			
As at 31 December 2008	52,062	1,856	53,918

2007	CONSOLIDATED Intellectual Property $'000	 Development costs $'000	 Total $'000
Balance at 1 January 2007 net of accumulated amortization and impairment	121,362	822	122,184
Additions	-	829	829
Write down of Patent costs	-	(16)	(16)
Amortisation expense	-	(10)	(10)
Balance at 31 December 2007 net of accumulated amortisation	121,362	1,625	122,987
At 1 January 2007			
Cost (Gross carrying amount)	121,362	996	122,358
Accumulated amortisation and impairment	-	(174)	(174)
Net carrying amount	121,362	822	122,184
At 31 December 2007			
Cost (Gross carrying amount)	121,362	1,825	123,187
Accumulated amortisation and impairment	-	(200)	(200)
Net carrying amount	121,362	1,625	122,987
Net book value			
As at 31 December 2007	121,362	1,625	122,987

12. INTANGIBLE ASSETS (continued)

Impairment Testing

Intangible assets with an indefinite useful life, or an intangible assets not yet available for use, are tested for impairment by comparing the asset carrying amount with its recoverable amount. Impairment indicators are used to help determine whether there is any indication that an asset may be impaired.

Intellectual Property
Intellectual property assets represent the fair value of patents acquired by the Company at 31 December 2004.

Intangible assets are tested for impairment at least annually at 31 December, or earlier where an indicator of impairment arises. The recoverable amount has been determined by calculation of the value in use being the present value of future cash flows expected to be derived from intangible assets, excluding expansionary activities, finance costs and income tax.

Independent valuers Deloitte Touch Tohmatsu ("Deloitte") were engaged to calculate asset recoverable amounts (value in use) using discounted cash flow methodology. Applying sensitivity analysis to various input assumptions, the Deloitte report presents a range of asset recoverable amounts for consideration.

Key assumptions of these valuations include:
- management opinion on future cash flows on a product by product basis
- different residual lifetime of acquired patents
- allocation of products' value to underlying patents
- probability adjustments (ranging from 0.225 to 1.00) to individual cash flows, reflecting various types of risks
- no terminal value

The pre-tax discount rate used was between 18% - 22%, based on:
- the required rates of return on listed companies in a similar business
- the indicative rates of return required by suppliers of venture capital
- the Groups current level of financial gearing

For the year ended 31 December 2008 the Company's Directors have decided to apply a conservative approach to valuing the recoverable amounts of the acquired patent assets and goodwill.

Consequently, the Directors have decided to decrease the carrying value of the acquired patent assets from the December 2007 value of $123.0 million, to $53.7 million. The decrease in asset values of $69.3 million (2007: $Nil) is recognised as an expense and has no cash impact on the Company. In making their determination, Directors review the Deloitte report and also consider external sources of information, such as the current economic climate and carrying value compared to the market capitalisation of the Company.

Development costs
Development expenditure on an internal project is recognised as an intangible asset only when Phosphagenics can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure is tested for impairment annually, when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period. At 31 December 2008 development costs of $0.466 million were impaired and recognised as an expense (2007: nil).

13. CURRENT TRADE AND OTHER PAYABLES

	CONSOLIDATED		PARENT	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Trade payables	1,032	50	135	1
Accrued expenses	97	386	97	78
Goods and services tax (GST) payable	21	279	20	279
Other	282	103	120	10
Totals	**1,432**	**818**	**372**	**368**

No interest is charged on the trade payables for the first 60 days from the date of the invoice. Thereafter, interest is charged on the outstanding balance. The consolidated entity has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

Other payables are non-trade payables and are non-interest bearing. There were no related party payables at 31 December 2008.

14. CURRENT PROVISIONS

	CONSOLIDATED		PARENT	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Employee benefits	76	23	76	20

15. ISSUED CAPITAL

Fully paid ordinary shares	CONSOLIDATED			
	2008 No. '000's	2008 $'000	2007 No. '000's	2007 $'000
Balance at beginning of financial year	603,440	161,544	580,105	154,609
Issue of shares ($0.15 cents per share)	60,102	9,015	23,333	6,935
Exercise of options	-	-	2	-
Capital raising costs	-	(243)	-	-
Balance at end of financial year	663,542	170,316	603,440	161,544

Fully paid ordinary shares	PARENT			
	2008 No. '000's	2008 $'000	2007 No. '000's	2007 $'000
Balance at beginning of financial year	603,440	161,544	580,105	154,609
Issue of shares - cash	60,102	9,015	23,333	6,935
Exercise of options	-	-	2	-
Capital raising costs	-	(243)	-	-
Balance at end of financial year	663,542	170,316	603,440	161,544

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

15. ISSUED CAPITAL (continued)

Share options

As at close of business on 31 December 2008 there were a total of 59,630,948 unexercised quoted options and 9,850,000 unexercised unquoted options issued as share based payments.

Share options carry no rights to dividends and no voting rights. For further details of share based payments refer to note 5.

16. RESERVES

	CONSOLIDATED		PARENT	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Business combination	27,812	27,812	-	-
Employee equity-settled benefits	580	402	580	402
Other equity-settled benefits	46	46	46	46
Foreign Exchange Translation Reserve	47	-	-	-
	28,485	28,260	626	448
Business combination reserve				
Balance at beginning of financial year	27,812	27,812	-	-
Balance at end of financial year	27,812	27,812	-	-
Employee equity-settled benefits reserve				
Balance at beginning of financial year	402	162	402	162
Share based payment expense	178	240	178	240
Balance at end of financial year	580	402	580	402

The employee share option and share plan reserve is used to record the value of equity benefits provided to employees and Directors as part of their remuneration. For further details refer to note 5 in the Financial Statements.

	CONSOLIDATED 2008 $'000	CONSOLIDATED 2007 $'000	PARENT 2008 $'000	PARENT 2007 $'000
Other equity-settled benefits reserve				
Balance at beginning of financial year	46	46	46	46
Balance at end of financial year	46	46	46	46

The other equity-settled benefits reserve is used to record the value of equity benefits provided to suppliers as part of their remuneration.

	CONSOLIDATED 2008 $'000	CONSOLIDATED 2007 $'000	PARENT 2008 $'000	PARENT 2007 $'000
Foreign Exchange Translation Reserve				
Balance at beginning of financial year	-	-	-	-
Foreign Exchange Translation	47	-	-	-
Balance at end of financial year	47	-	-	-

The foreign exchange translation reserve is used to record the translation from Phosphagenics Inc.'s functional currency into Phosphagenics Ltd's reporting currency.

17. EARNINGS PER SHARE

Basic earnings per share

Basic earnings per share is calculated by dividing the net loss, from continuing operations attributable to ordinary equity holders of the parent for the year, by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share

Diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares on issue during the year (adjusted for the effects of dilutive options).

There are no instruments (e.g., share options) excluded from the calculation of diluted earnings per share that could potentially dilute basic earnings per share in the future because they are antidilutive for either of the periods presented.

There have been no transactions involving ordinary shares or potential ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

Earnings used in calculating earnings per share

	2008 $'000's	2007 $'000's
Loss from continuing operations attributable to ordinary equity holders for the calculation of basic and diluted earnings per share	(91,206)	(8,844)

Weighted average number of shares

	2008 No. '000's	2007 No. '000's
Weighted average number of ordinary shares for the purposes of basic earnings per share	641,702	601,075
Effect of dilution:		
Share options	66,964	64,232
Weighted average number of ordinary shares adjusted for the effect of dilution	708,666	665,307

Information on the classification of securities

Options quoted on the ASX and options granted to employees and other service providers are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent they are dilutive. These options have not been included in the determination of basic earnings per share.

18. COMMITMENTS FOR EXPENDITURE

Operating Leases

Non-cancellable operating leases relate to the rent of commercial property used for business operations.

	CONSOLIDATED		PARENT	
Non-cancellable operating lease payments	2008 $'000's	2007 $'000's	2008 $'000's	2007 $'000's
Not longer than 1 year	262	208	262	208
Longer than 1 year and less than 5 years	66	76	66	76
Longer than 5 years	-	-	-	-
Total minimum lease payments	328	284	328	284

19. SEGMENT INFORMATION

The Group's primary segment reporting format is business segments as the Group's risks and returns are affected predominantly by differences in the products and services produced. The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

Business segments

Segment information for the years ended 31 December 2008 and 31 December 2007.

2008	Nutraceuticals $'000's	Pharmaceuticals $'000's	Unallocated $'000's	Total Group $'000's
Segment Revenue and Result				
Sales and Royalties	985	-	-	985
Grant Income	-	1,354	-	1,354
Finance revenue	-	-	913	913
Total revenue	985	1,354	913	3,252
Expenses	(1,775)	(6,136)	(3,310)	(11,221)
Impairment of intangible assets	-	(466)	(69,300)	(69,766)
Impairment of goodwill	-	-	(34,261)	(34,261)
Loss before income tax	(790)	(5,248)	(105,958)	(111,996)
Income tax benefit	-	-	20,790	20,790
Net Loss after income tax	(790)	(5,248)	(85,168)	(91,206)
Assets and Liabilities				
Segment Total Assets	792	849	67,548	69,189
Segment Total Liabilities	212	684	16,740	17,636
Other Segment Information				
Capital Expenditure	28	177	30	235
Segment Depreciation and Amortization	348	482	28	858
Research Expenses	759	5,630	-	6,389
Cash flow information				
Net cash flow from Operating activities	2,376	(4,165)	(5,443)	(7,232)
Net cash flow from investing activities	(28)	(177)	846	641
Net cash flow from financing activities	-	-	8,772	8,772

19. SEGMENT INFORMATION (continued)

2007	Nutraceuticals $'000's	Pharmaceuticals $'000's	Unallocated $'000's	Total Group $'000's
Segment Revenue and Result				
Sales and Royalties	2,242	-	-	2,014
Grant Income	-	1,076	-	1,076
Finance revenue	-	-	1,033	1,033
Total revenue	2,242	1,076	1,033	4,351
Expenses	(508)	(8,341)	(4,346)	(13,195)
Profit/Loss before income tax	1,734	(7,265)	(3,313)	(8,844)
Income tax benefit/(expense)	-	-	-	-
Net Profit/(Loss) after income tax	1,734	(7,265)	(3,313)	(8,844)
Assets and Liabilities				
Segment Total Assets	912	873	169,736	171,521
Segment Total Liabilities	96	308	37,355	37,759
Other Segment Information				
Capital Expenditure	165	569	82	816
Segment Depreciation and Amortization	81	109	-	190
Research Expenses	268	8,178	-	8,446
Cash flow information				
Net cash flow from Operating activities	1,815	(7,156)	(3,313)	(10,858)
Net cash flow from investing activities	(165)	(569)	947	213
Net cash flow from financing activities	-	-	6,935	6,935

20. RELATED PARTY DISCLOSURE

The consolidated financial statements include the financial statements of Phosphagenics Limited and the subsidiaries listed in the following table.

Entity	Country of Incorporation	2008 Equity Interest	2007 Equity Interest	2008 Investment $'000	2007 Investment $'000
Vital Health Sciences Pty Ltd	Australia	100%	100%	27,111	96,411
Preform Technologies Pty Ltd	Australia	100%	100%	-	-
Adoil Pty Ltd	Australia	100%	100%	-	-
Phosphagenics Inc.	USA	100%	-	-	-

Other transactions with key management personnel

The loss from operations includes no items of revenue and expense that resulted from transactions other than remuneration or equity holdings, with specified directors or their personally-related entities.

Transactions with other related parties

During the year, Vital Health Sciences Pty Ltd borrowed $4,340,835 (2007: $6,484,155) and Phosphagenics Inc. $224,812 from Phosphagenics Ltd (the parent entity). No part of these funds has been repaid. The loan is non trading and non current in nature.

No amounts were provided for doubtful debts relating to debts due from related parties at reporting date (2007: Nil).

21. SUBSEQUENT EVENTS

There have been no significant events subsequent to balance date.

22. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	CONSOLIDATED		PARENT	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Cash at Bank	2,896	1,715	2,097	299
Short Term Deposits	10,000	9,000	10,000	9,000
	12,896	10,715	12,097	9,299

22. NOTES TO THE CASH FLOW STATEMENT (continued)

(b) Reconciliation of profit for the period to net cash flows from operating activities

	CONSOLIDATED		PARENT	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Net Loss	(91,206)	(8,844)	(1,621)	(3,300)
Adjustments for:				
Depreciation and amortisation of non-current assets	858	161	28	20
ESOP Expense	178	-	178	-
Capitalization of development expenses	(715)	(830)	-	(3)
Impairment of acquired intangible assets	69,300	-	-	-
Impairment of goodwill	34,261	-	-	-
Interest received	(913)	(1,029)	(867)	(826)
(Increase)/decrease in assets:				
Trade receivables and other receivables	1,345	(79)	80	(57)
Inventories	(197)	38	-	-
Prepayments	(106)	(14)	(106)	(14)
Increase/(decrease) in liabilities:				
Trade payables and other payables	613	(263)	4	(128)
Deferred tax liability	(20,790)	-	-	-
Provisions	140	2	99	2
Net cash from/(used in) operating activities	(7,232)	(10,858)	(2,205)	(4,306)

23. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's principal financial instruments comprise of cash and short-term deposits. Various financial instruments such as trade debtors and trade creditors arise directly from operations. The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates.

The Group does not enter into, or trade, financial instruments including derivative financial instruments, for speculative purposes and manages its exposure to key financial risks, including interest rate and currency risk in accordance with the principals of prudent financial management. The objective of this is to support the delivery of the Group's financial targets whilst protecting future financial security.

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks including foreign exchange risk, interest rate risk and future cash flow forecast projections.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

23. FINANCIAL INSTRUMENTS (continued)

(b) Risk exposures and responses

Interest rate risk

The consolidated entity is only exposed to interest rate risk relating to cash at bank as it has no borrowings. At balance date the Group has the following financial assets (no financial liabilities at 31 December 2008 or 31 December 2007) exposed to Australian Variable Interest Rates;

	CONSOLIDATED		PARENT	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Financial Assets				
Cash and cash equivalents	12,896	10,715	12,096	9,299

The following sensitivity analysis is based on the interest rate risk exposures in existence at 31 December 2008. If interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows;

	Post Tax Profit Higher/(Lower)		Equity Higher/(Lower)	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Judgements of reasonably possible movements:				
Consolidated				
+ 1% (100 basis points)	129	107	-	-
-.5% (50 basis points)	(64)	(54)	-	-
Parent				
+ 1% (100 basis points)	121	93	-	-
-.5% (50 basis points)	(60)	(46)	-	-

The movements in profit are due to higher/lower interest income from variable rate term deposits and cash balances. There is no equity movement as there are no financial assets or financial liabilities which are designated as cash flow hedges. The sensitivity is higher in 2008 in comparison to 2007 due to the higher cash & cash equivalents balance.

Foreign Currency Risk

The Group has transactional currency exposures principally due to its operations in the United States. Such exposure arises from sales or purchases by an operating unit in currencies, principally US dollars, other than the Groups presentation currency.

Approximately 30% of sales and royalties (2007: 95%) are denominated in currencies other than the presentation currency of the Group (Australian dollars), whilst 90% (2007: 85%) of costs are denominated in the Groups presentation currency. At 31 December 2008 the Group had the following exposure to US dollar foreign currency not designated in cash flow hedges:

	CONSOLIDATED		PARENT	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Financial Assets				
Cash and cash equivalents	50	6	-	-
Trade and other receivables	-	995	-	-
	50	1,001	-	-
Financial Liabilities				
Trade and other payables	-	-	-	-
	-	-	-	-
Net Exposure	50	1,001	-	-

23. FINANCIAL INSTRUMENTS (continued)

At 31 December 2008, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows;

	Post Tax Profit Higher/(Lower)		Equity Higher/(Lower)	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Judgements of reasonably possible movements:				
Consolidated				
AUD/USD +10%	(5)	(91)	-	-
AUD/USD -5%	3	53	-	-
Parent				
AUD/USD +10%	(5)	(91)	-	-
AUD/USD -5%	3	53	-	-

Credit risk management
Credit risk arises from the financial assets of the Group comprising cash and cash equivalents and trade and other receivables. Credit risk refers to the risk a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults.

Group exposure to, and the credit ratings of, counterparties are continuously monitored and the aggregate value of transactions concluded are with approved counterparties. The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The credit risk on liquid funds and financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. The Group measures credit risk on a fair value basis.

The carrying value of financial assets recorded in the financial statements, net of any allowances for losses, represents the Groups maximum exposure to credit risk. Maturity analysis of financial assets and liabilities based on management's expectations as follows;

Year Ended 31 December 2008	≤ 6 Months $'000	6-12 Months $'000	1-5 Years $'000	>5 Years $'000	Total $'000
Consolidated Financial Assets					
Cash and cash equivalents	12,896	-	-	-	12,896
Trade and other receivables	232	-	-	-	232
	13,128	-		-	13,128
Consolidated Financial Liabilities					
Trade and other payables	1,431	-	-	-	1,431
	1,431	-	-	-	1,431
Net Exposure	**11,697**	-	-	-	**11,697**

Liquidity risk management
The Group continuously monitors cash flows and matches the maturity profiles of financial assets and liabilities.

Capital Management
Management's objective is to ensure the entity continues as a going concern with the ability to fund future research and development requirements and commercialise the Groups products. Management also aim to maintain a capital structure that ensures the lowest cost of capital available and deliver optimal long term returns to shareholders.

Directors' Declaration

The Directors declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(b) in the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

(c) the Directors have been given the declarations required by s.295A of the Corporations Act 2001

Signed in accordance with a resolution of the Directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Board



Andrew Lancelot Vizard
Chairman

16 February 2009

Melbourne

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001

Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Independent auditor's report to the members of Phosphagenics Limited

Report on the Financial Report

We have audited the accompanying financial report of Phosphagenics Limited, which comprises the balance sheet as at 31 December 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration. The Auditor's Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this auditor's report was signed.

Auditor's Opinion

In our opinion:

1. the financial report of Phosphagenics Limited is in accordance with the *Corporations Act 2001*, including:

    i giving a true and fair view of the financial position of Phosphagenics Limited and the consolidated entity at 31 December 2008 and of their performance for the year ended on that date; and

    ii complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board as disclosed in Note 2.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 8 to 13 of the directors' report for the year ended 31 December 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion the Remuneration Report of Phosphagenics Limited for the year ended 31 December 2008, complies with section 300A of the *Corporations Act 2001*.



Ernst & Young



Don Brumley
Partner
Melbourne
17th February 2009

Section 4: AUDIT ALERT

Details of dispute or qualification or likely dispute or qualification - NONE


PHOSPHAGENICS

20 February 2009

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir/Madam

Appointment of Dr Esra Ogru as Chief Operating Officer and

Dr Paul Gavin as Vice President, Research & Development

The Board of Directors of Phosphagenics Limited (ASX: "POH"; OTCQX: "PPGNY") is pleased to announce the appointment of executive director Dr Esra Ogru as Chief Operating Officer of the Company.

As a consequence of Dr Ogru's appointment, the Board of Directors is pleased to advise that Dr Paul Gavin has accepted the appointment to the position of Vice President of Research & Development to take over much of the role previously undertaken by Dr Ogru.

Dr Gavin is now responsible for the global coordination and management of the Company's pre-clinical and clinical research.

Dr Gavin will work with Phosphagenics' Scientific Advisors, in maintaining and enhancing the level of scientific rigor across the company's operations.

Since joining the Company in 2002, Dr Gavin has developed opportunities in both the Company's nutraceutical and pharmaceutical divisions such as transdermal drug delivery systems and drug enhancement platforms for chronic pain management.

Prior to his joining Phosphagenics, Dr Gavin conducted research at Monash University's Department of Biochemistry and Molecular Biology.

Dr Gavin holds a Bachelor of Science (Hons) and a PhD in Biochemistry & Molecular Biology from Monash University, Melbourne. He is experienced in many aspects of academic and commercial research and development and has published in peer journals.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
11 Duerdin Street, Clayton Victoria 3168 Australia
Telephone: +61 3 9565 1119 Facsimile: +61 3 9565 1151
Web : www.phosphagenics.com Email: info@phosphagenics.com

Principal Place of Business

The Company advises that it has now completed the re-location of its scientific and corporate administration staff to premises adjacent to Monash University in Clayton, Victoria:

Phosphagenics Limited
Corporate and Research Laboratories
11 Duerdin Street, Clayton, Victoria, 3168 Australia

Telephone: +61 (0)3 9565 1119
Facsimile: +61 (0)3 9565 1151

Yours faithfully
Phosphagenics Limited



Mourice R Garbutt
Company Secretary
p\asx\appointments\coa 20 02 09

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement

This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:
Harry Rosen
Phosphagenics Limited
President and CEO
+61 3 9565 1184

Dr Esra Ogru
Phosphagenics Limited
Chief Operating Officer
+61 3 9565 1142

U.S. Investor and Media Contacts:
Brian Ritchie
FD
+1 212 850 5683



PHOSPHAGENICS

23 February 2009

THE MANAGER
COMPANY ANNOUNCEMENTS OFFICE
ASX LIMITED

Dear Sir/Madam

re : PHOSPHAGENICS SUCCESSFULLY COMPLETES PHASE 1 TOPICAL DICLOFENAC STUDY

Phosphagenics Limited ("Phosphagenics") (ASX: POH; OTCQX: PPGNY) today announced the completion of its Phase 1 diclofenac study, which demonstrated that its patented TPM/diclofenac formulation was safe and well tolerated in humans. The results also indicate that Phosphagenics' formulation can deliver significant amounts of diclofenac deep into the area of application.

Diclofenac is one of the leading products of a class of drugs known as NSAIDs (non steroid anti-inflammatory drugs) with global sales exceeding US $1.2 billion. It is used to reduce inflammation and pain associated with inflammation of tendons or joins (tendonitis or arthritis) and acute injuries.

As well as evaluating the safety, pharmacokinetics and tolerability of the formulation, the study compared the Phosphagenics TPM/diclofenac formulation with the leading commercial product, Voltaren®, which also contains diclofenac. Absorption of diclofenac was assessed by tape stripping and by measuring diclofenac concentrations in blood. Tape stripping is a standard, non-invasive procedure used to measure the amount of a diclofenac or other drugs in the various layers of the stratum corneum, the outer layer of the skin. The concentration of the drug in the systemic circulation was also measured to determine the amount of diclofenac that had penetrated deeply through the skin to reach the blood, as tape stripping does not measure the amount of diclofenac in the deeper layers of the skin or muscle.

Within 30 minutes of the application of Phosphagenics' patented formulation, diclofenac was detected in the blood of subjects, indicating both rapid absorption and deep penetration.

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
11 Duerdin Street, Clayton Victoria 3168 Australia
Telephone: +61 3 9565 1119 Facsimile: +61 3 9565 1151
Web : www.phosphagenics.com Email: info@phosphagenics.com

In contrast, measurable diclofenac was not detected in any subjects given Voltaren® until 2 hours after application. At that time point, the average plasma concentration of diclofenac in subjects administered the Phosphagenics formulation was seven times greater than those subjects given Voltaren®. Not until four hours after application did the average plasma concentration of diclofenac delivered by Voltaren® reach the same concentration as that delivered by TPM.

There were no significant differences between the concentrations of diclofenac within the stratum corneum in subjects receiving TPM/diclofenac formulation and in subjects receiving Voltaren®.

Dr Esra Ogru, the newly-appointed Chief Operations Officer of Phosphagenics said, "The plasma results provide real encouragement that our TPM technology delivered diclofenac substantially deeper into the target tissue than Voltaren®. As a consequence of the very promising results, Phosphagenics will now conduct a further, more definitive trial that will directly measure the amount of diclofenac in the deeper layers of the skin and perhaps the muscle, which are the appropriate sites to delivery diclofenac in order to reduce inflammation and therefore pain."

Yours faithfully
Phosphagenics Limited



Mourice R Garbutt
Company Secretary
p\asx\diclofenac study 23 02 09

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH). An ADR – Level 1 program was established in the U.S. with The Bank of New York Mellon (PPGNY) for U.S. investors to trade in Phosphagenics' stock on the 'over-the-counter' market. In July 2007, this was upgraded to the International OTCQX, a new premium market tier in the U.S. for international exchange-listed companies, operated by Pink Sheets, LLC.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Safe Harbor Statement

This press release contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

Company Contact Details:

Dr Esra Ogru
Phosphagenics Limited
Chief Operating Officer
+61 3 9565 1142

Dr Paul Gavin
Vice President
Research and Development
+ 61 3 9565 1139

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To. Company Name/Scheme: Phosphagenics Limited

ACN/ARSN: ABN 37 056 482 403

1. Details of substantial holder (1)

Name: Ingalls & Snyder, LLC

ACN/ARSN (if applicable):

The holder became a substantial holder on 12 Jan/2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	33,460,149	33,460,149	5.04%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Ingalls & Snyder, LLC	Ingalls & Snyder LLC has a relevant interest under s608(1) of the Corporations Act of the class and number securities listed beside its name.	Fully paid ordinary 33,460,149

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Ingalls & Snyder, LLC	Ingalls & Snyder, LLC	Ingalls & Snyder, LLC	Fully paid ordinary 33,460,149

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Ingalls & Snyder, LLC	Oct 14, 2008 to Jan 12, 2009	USD 87,638.70	0	Fully paid ordinary 1,545,934

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ingalls & Snyder, LLC	61 Broadway, New York, NY 10006

Signature



print name Thomas O. Boucher, Jr. capacity Manager

sign here date 9 MAR 2009

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.